Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(All figures are in United States Dollars unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  This Management’s Discussion and Analysis of Operations and Financial Condition should be read in conjunction with the Company’s most recently issued annual consolidated financial statements for the year ended December 31, 2012 ("Consolidated Annual Financial Statements") and the Condensed Consolidated Interim Financial Statements for the three months and nine months ended September 30, 2013.)

Cautionary notes regarding forward-looking statements, including estimates of Measured, Indicated and Inferred Mineral Resources and regarding Mineral Reserves and Mineral Resources follow this Management’s Discussion and Analysis of Operations and Financial Condition.

1.    CORE BUSINESS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian-headquartered gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company has significant properties involved in gold and other precious metal production, development, exploration and land positions throughout the Americas including in Brazil, Chile, Argentina and Mexico.

The Company plans to continue to build on its current production base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

Note 34(a) Related Parties to the most recently audited Consolidated Annual Financial Statements lists Yamana’s significant subsidiaries with 100% equity interest.  The Company does not have any material off-balance sheet arrangements, except as noted in Contractual Commitments, Note 24 to the Condensed Consolidated Interim Financial Statements.

Yamana is listed on the Toronto Stock Exchange (Symbol: YRI) and the New York Stock Exchange (Symbol: AUY).

2.    HIGHLIGHTS

Financial

For the three months ended September 30, 2013

•	Revenues of $456.7 million.

•	Net earnings of $43.5 million or $0.06 basic and diluted net earnings per share.

•	Adjusted earnings* of $69.5 million or $0.09 adjusted basic and diluted earnings per share*, representing a 29% increase from the second quarter.

•	Mine operating earnings of $144.0 million.

•	Cash flows from operations after changes in non-cash working capital of $99.1 million.

•	Cash flows generated from operations before changes in non-cash working capital* of $177.4 million.

For the nine months ended September 30, 2013

•	Revenues of $1.4 billion.

•	Net earnings of $137.6 or $0.18 basic and diluted earnings per share.

•	Adjusted earnings* of $236.6 million or $0.31 adjusted basic and diluted earnings per share*.

•	Mine operating earnings of $470.7 million.

•	Cash flows from operations after changes in non-cash working capital of $468.3 million.

•	Cash flows generated from operations before changes in non-cash working capital* of $542.5 million.
 ________________________________________
* A non-GAAP measure - Refer to Section 13.

Operational

For the three months ended September 30, 2013

•	Production of 306,935 gold equivalent ounces ("GEO")(a).

•	Commercial production of 289,177 GEO.

•	Production from operating mines is summarized as follows:

	For the three months ended September 30,
(In GEO)	2013	2012
Chapada	30,917	33,610
El Peñón	123,333	118,457
Gualcamayo	27,678	38,248
Jacobina	19,325	30,028
Minera Florida	27,471	24,200
Fazenda Brasileiro	16,717	18,601
Mercedes	34,102	33,713
Ernesto/Pau-a-Pique (b)	6,657	—
C1 Santa Luz (b)	6,221	—
Pilar (b)	4,880	—
Alumbrera (12.5%)	9,634	13,633
Total	306,935	310,490

•	Production of 2.2 million silver ounces.

•	Copper production from Chapada of 36.8 million pounds.

•	By-product cash costs(c) of $365 per GEO.

•	Co-product cash costs(c) of $574 per GEO. Co-product cash cost of $1.48 per pound of copper from Chapada.

•	All-in sustaining cash costs(c) of $730 per GEO on a by-product basis and all-in sustaining cash costs of $888 per GEO on a co-product basis.

•	El Peñón, Chile — GEO production was 4% higher than the third quarter of 2012.

•	Minera Florida, Chile — GEO production was 14% higher than the third quarter 2012.

•
Production increases at most mines in comparison to the second quarter of 2013 and reductions in co-product cash costs per GEO of 15% at Chapada, 19% at Jacobina, 7% at Fazenda Brasileiro and 17% at Minera Florida in comparison to the second quarter 2013.

•
Pilar, Brazil — Commissioning continued in the third quarter and is expected to continue to year end. In addition, the newly discovered Maria Lazarus, a satellite site, is being taken through the development cycle on an expedited basis as exploration results indicate possible contribution to future production.

•	C1 Santa Luz, Brazil — Commissioning continued in the third quarter and is expected to continue to year end.

•
Ernesto/Pau-a-Pique, Brazil — Ernesto/Pau-a-Pique was originally planned as a combination of an open-pit at Ernesto and an underground operation at Pau-a-Pique with a common plant. A new plan has been developed which continues to include an underground operation at Pau-a-Pique but now contemplates a near-to-surface underground operation at Ernesto. While the production levels will be lower than originally planned, there will be a greater reliability of production and at reduced costs.

For the nine months ended September 30, 2013

•	Production of 893,791 GEO, representing a 2% increase over the first nine months of 2012.

•	Commercial production of 864,171 GEO.

•	Production from operating mines is summarized as follows:

	For the nine months ended September 30,
(In GEO)	2013	2012
Chapada	80,800	95,673
El Peñón	366,159	334,377
Gualcamayo	85,408	115,808
Jacobina	54,176	88,526
Minera Florida	88,077	72,882
Fazenda Brasileiro	51,809	48,879
Mercedes (d)	109,902	86,567
Ernesto/Pau-a-Pique (b)	17,864	—
C1 Santa Luz (b)	6,877	—
Pilar (b)	4,880	—
Alumbrera (12.5%)	27,839	35,309
Total	893,791	878,021

•	Production of 6.2 million silver ounces.

•	Copper production from Chapada of 94.3 million pounds.

•	By-product cash costs(c) of $408 per GEO.

•	Co-product cash costs(c) of $579 per GEO and of $1.48 per pound of copper from Chapada.

•	All-in sustaining cash costs(c) of $834 per GEO on a by-product basis and $950 per GEO on a co-product basis.

•	Mercedes, Mexico — GEO production was 27% higher and co-product cash costs per GEO was 11% lower than the first nine months of 2012.

•	El Peñón, Chile - GEO production was 10% higher than the first nine months of 2012.

•	Minera Florida, Chile — GEO production was 21% higher than the first nine months of 2012 with new production from the tailings retreatment plant having started in September 2012.

•	Fazenda Brasileiro, Brazil — gold production was 6% higher than the first nine months of 2012.
______________________________

(a)    GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1 for all periods presented.
(b)    Commissioning production as the mine is not yet in commercial operation.

(c)	A non-GAAP measure - refer to Section 13.
(d)    Includes commissioning production of 8,959 GEO in January of 2012, commercial production started on February 1, 2012.

Construction and Development

•
Chapada, Brazil — Programs relating to the optimization of production that include modifications to the grinding circuit and installation of an in-pit crusher to increase throughput and the development of new ore bodies including Corpo Sul and Suruca, that would enable future production of at least 130,000 GEO, and as much as 150,000 GEO, and 130 million pounds of copper, continue to advance.

•
Cerro Moro, Argentina — A feasibility study is advancing and expected to be completed in 2014. In addition, certain pre-development work, including the development of a decline to one of the ore bodies, continues.

Exploration

•
Gualcamayo, Argentina — Exploration at Gualcamayo has focused on drilling targets surrounding the Rodado and QDD Lower West (“QDDLW”) systems. A total of 11,886 metres distributed in 41 holes have been completed during the first nine months of 2013.

•
Minera Florida, Chile — The Minera Florida exploration program has completed 19,282 metres distributed in 116 holes during the first nine months of 2013. The program has tested six separate targets including Peumo, Cadena Alta, Tribuna-Victoria, Maqui-Sur and PVO Sur with the most exciting results found at the PVO Sur target.

•
C1 Santa Luz, Brazil — The 2013 27,000 metres drill program at C1 Santa Luz has the dual objectives of infill drilling the deeper mineral zones for mineral resource reclassification and to extend these new zones along strike and to depth. By the end of the third quarter, 19,698 metres distributed in 58 holes are complete and assay results confirm that our goals are being met.

•
Ernesto/Pau-a-Pique, Brazil — The 2013 drill program finished in September following the completion of 13,980 metres and 95 holes drilled. The goals of the exploration program were to discover and measure the extent of new deposit traps surrounding the Ernesto and Pau-a-Pique deposits that could be sourced for future plant feed.

•
Pilar, Brazil — Exploration during the first nine months of the year has focused on the northwest-southeast trending 20 kilometre long Maria Lazarus-Caiamar mineral trend on the western arm of the west dipping side of the Guarinos greenstone belt. The importance of this trend cannot be understated as it is the mirror image of the geology found at the Pilar mine but seems to contain higher average grades and dips at a more mining friendly 45 to 50 degrees to the west.

•
Cerro Moro, Argentina — The 25,000-metre exploration program has completed 23,693 metres to date distributed in 113 drill holes. The second hole drilled this year on a conceptual target is considered the discovery hole of the new Margarita vein and structural trend.

3.    OUTLOOK AND STRATEGY

The Company continues to strive to deliver sustainable value. In doing so, the Company remains focused on cost control, operational performance and sustainable volume growth, always with a "simple to understand" objective of performing financially and maximizing cash flows. Emphasis remains on comparatively low costs to drive margins and cash flows, delivery of high quality ounces and projects while maintaining disciplined capital spending, along with our commitment to adhere to the best practices for health, safety and environmental protection.

In response to the current volatile gold price environment which puts margins at risk, the Company has initiated cost containment and margin reclamation initiatives to focus on quality of ounces produced measured by contribution to cash flows instead of production volume alone. The cost containment and margin reclamation initiatives are consistent with the Company's established focus on cash flow generation. The Company believes prioritizing financial performance over production is a prudent approach that will deliver value, particularly in periods of volatile and uncertain metal prices.

These initiatives have progressed since they were announced in the second quarter. For the mines currently in commercial production, the quality of ounces will be realized through a reduction of costs totaling more than $140 million, of which approximately $115 million will directly reduce all-in sustaining co-product cash costs and the remaining savings is related to expansionary capital. Cost savings are being realized through reductions in operating costs, capital expenditures, exploration costs, and general and administrative costs, in addition to other areas. The Company's progress in executing its cost containment and margin reclamation initiatives is evidenced by a reduction of its all-in sustaining co-product cash costs per GEO by 7% compared to the second quarter of 2013, and its third quarter all-in cash costs per GEO on a by-product basis also declined by 20% from the second quarter 2013 reflecting cost efficiencies and higher by-product sales credit. Co-product cash costs of $1.48 per pound of copper from Chapada represented a 16% decrease from the second quarter 2013.

Given the current metal price environment and significant precious metal volatility, the Company continues to align its production expectation with the new price environment. As marginal ounces are at risk of eroding margins, the Company will be diligent in protecting margins through creating a base production level at a sustainable cost structure that will generate cash flow in the current and lower price environments. The previously guided 2013 production expectation is largely dependent on the Company's view of the sustainability of margins particularly at the newly constructed mines and expansions as they ramp-up and transition to full operations. The Company will not sacrifice margin, or compromise cost structure, for volume growth until costs are believed to be contained so that new production will generate margins in current and lower metal price environments. Once costs have stabilized at lower levels, the focus will return to maximizing production growth, while generating cash flows and free cash flows will always be the core focus.

For the balance of 2013, the cost structure is expected to continue to improve over first quarter levels as the benefit of cost improvements are realized through the expenditure reduction program. This program is expected to continue into 2014 and will include incremental expenditure reductions.

The average cost structure per GEO for the period 2014 and 2015 is expected to be below:

All-in sustaining cash costs on a by-product basis (a)	$850
All-in sustaining cash costs on a co-product basis (a)	$925
(a) A non-GAAP measure - refer to Section 13.

All-in sustaining cash costs on a by-product basis assume by-product credits based on $3.10 per pound copper.

With the Company's development projects now in commissioning, expansionary capital is expected to be significantly lower in 2014 than 2013. With the exploration successes over the past four years including the expected increase in mineral reserves and mineral resources expected at year end, the mineral resource base will allow the Company to achieve stated targets. As a result, exploration spending in 2014 is expected to significantly decline.

The Company continues to work toward the stated target of over 1.7 million GEO which it believes remains achievable with its existing producing mines. However, with an extended timetable, this further growth can more efficiently be delivered at better costs. Exploration results continue to support the higher level of sustainable production through its producing mines. Details of the exploration program year to date can be found in Section 7 Construction, Development and Exploration.

The Company had approximately $1.0 billion of available cash and undrawn credit at September 30, 2013.

4.             SUMMARY OF FINANCIAL AND OPERATING STATISTICS

4.1    Financial Statistics

	For the three months ended		For the nine months ended
	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Earnings per share - basic	$0.06	$0.08	$0.18	$0.37
Earnings per share - diluted	$0.06	$0.08	$0.18	$0.36
Adjusted earnings per share (i) - basic and diluted	$0.09	$0.24	$0.31	$0.67
Dividends declared per share	$0.065	$0.065	$0.195	$0.175
Dividends paid per share	$0.065	$0.055	$0.195	$0.160
Weighted average number of common shares outstanding - basic ( in thousands)	752,918	748,529	752,596	746,858
Weighted average number of common shares outstanding - diluted (in thousands)	753,816	750,095	753,629	748,302

(In thousands of United States Dollars; unless otherwise noted)
Net earnings	$43,450	$59,965	$137,647	$272,902
Adjusted earnings (i)	$69,530	$177,588	$236,597	$496,965
Revenues	$456,675	$611,807	$1,422,019	$1,707,257
Mine operating earnings	$144,010	$279,158	$470,665	$799,187
Cash flows from operating activities	$99,078	$363,059	$468,293	$790,177
Cash flows generated from operations before changes in non-cash working capital items (i)	$177,416	$285,696	$542,549	$746,883
Cash flows to investing activities	$(217,601)	$(619,134)	$(793,418)	$(1,122,486)
Cash flows (to)/from financing activities	$(27,308)	$(42,678)	$217,132	$190,866

Average realized gold price per ounce (ii)	$1,332	$1,680	$1,448	$1,661
Average realized copper price per pound (ii)	$3.13	$3.54	$3.25	$3.62
Average realized silver price per ounce (ii)	$21.45	$30.76	$24.80	$30.15
Average market gold price per ounce (iii)	$1,330	$1,655	$1,458	$1,652
Average market copper price per pound (iii)	$3.21	$3.50	$3.35	$3.61
Average market silver price per ounce (iii)	$21.46	$29.91	$24.88	$30.65

	As at
	Sep 30, 2013	Dec 31, 2012
Total assets	$12,026,181	$11,800,163
Total long-term liabilities	$3,589,579	$3,269,266
Total equity	$7,821,812	$7,861,878
Working capital	$173,543	$255,134
_____________________________

(i)
A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Adjusted Earnings, Adjusted Earnings per Share, and additional measures.

(ii)	Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales.

(iii)	Source of information: Bloomberg.

4.2    Operating Statistics

	For the three months ended		For the nine months ended
	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Gold Equivalent Ounces (GEO) Production (i)
Brazil
Chapada (ii)	30,917	33,610	80,800	95,673
Jacobina	19,325	30,028	54,176	88,526
Fazenda Brasileiro	16,717	18,601	51,809	48,879
Chile
El Peñón (ii)	123,333	118,457	366,159	334,377
Minera Florida (ii)	27,471	22,339	88,077	71,021
Argentina
Gualcamayo	27,678	38,248	85,408	115,808
Alumbrera (iii)	9,634	13,633	27,839	35,309
Mexico
Mercedes (ii)(v)	34,102	33,713	109,902	77,608
Total commercial GEO production (i)	289,177	308,629	864,170	867,201
Commissioning GEO (i)(v)	17,758	1,861	29,621	10,820
Total GEO production (i)	306,935	310,490	893,791	878,021
By-product Cash Costs per GEO (i) (iv)
Brazil
Chapada	$(1,367)	$(1,659)	$(1,203)	$(1,812)
Jacobina	1,029	768	1,186	722
Fazenda Brasileiro	724	803	808	878
Chile
El Peñón	458	422	455	450
Minera Florida	762	826	801	794
Argentina
Gualcamayo	919	669	750	550
Alumbrera (iii)	(339)	(2,254)	(248)	(956)
Mexico
Mercedes	478	490	450	507
By-product cash costs per GEO produced (i) (iv)	$365	$201	$408	$242
Co-product cash costs per GEO produced (i) (iv)	$574	$531	$579	$529
Co-product cash costs per pound of copper produced (iv)	$1.64	$1.49	$1.82	$1.46
All-in sustaining cash costs per GEO, by-product basis (i) (iv)	$730	n/a	$834	n/a
All-in sustaining cash costs per GEO, co-product basis (i) (iv)	$888	n/a	$950	n/a

Concentrate Production
Chapada concentrate production (tonnes)	67,315	70,151	172,416	195,617
Chapada copper contained in concentrate production (millions of lbs)	36.8	39.4	94.3	110.1
Chapada co-product cash costs per pound of copper (iv)	$1.48	$1.38	$1.69	$1.40
Alumbrera attributable concentrate production (tonnes) (iii)	13,179	17,830	37,568	50,471
Alumbrera attributable copper contained in concentrate production (millions of lbs) (iii)	7.1	10.4	20.6	28.9
Alumbrera co-product cash costs per lb of copper (iii) (iv)	$2.45	$1.92	$2.42	$1.71

Gold Equivalent Ounces Breakdown
Gold ounces produced	263,830	266,374	769,676	743,597
Silver ounces produced (millions)	2.2	2.2	6.2	6.7

Sales
Total GEO sales (including 12.5% interest in Alumbrera)	297,225	315,972	868,173	869,376
- Total gold sales (ounces)	254,062	271,380	745,244	734,890
- Total silver sales (millions of ounces)	2.2	2.2	6.1	6.7

Chapada concentrate sales (tonnes)	68,512	69,694	175,066	194,116
Chapada payable copper contained in concentrate sales (millions of lbs)	35.7	37.1	91.5	101.8

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(i)
Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an average historical silver to gold ratio (50:1) which is used and presented solely for quarter-over-quarter comparative purposes only.

(ii)
Three- and nine-month gold production for the periods ended September 30, 2013: El Peñón — 87,968 ounces and 269,985 ounces; Minera Florida — 23,848 ounces and 74,461 ounces , Chapada — 29,137 ounces and 75,872 ounces, and Mercedes — 31,765 ounces and 100,505 ounces; and three- and nine-month silver production: El Peñón — 1.8 million ounces and 4.8 million ounces; Minera Florida — 0.2 million ounces and 0.7 million ounces, Chapada — 0.1 million ounces and 0.2 million ounces , and Mercedes — 0.1 million ounces and 0.5 million ounces.

(iii)	The Company holds a 12.5% equity interest in Alumbrera.

(iv)	A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Cash Costs.

(v)	Commissioning is ongoing at Ernesto/Pau-a-Pique, C1 Santa Luz and Pilar. Commissioning at Mercedes started in 2011 and concluded on February 1, 2012.

5.    OVERVIEW OF RESULTS

5.1    Overview of Financial Results

	For the three months ended		For the nine months ended
(In thousands of United States Dollars; unless otherwise noted)	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Revenues	$456,675	$611,807	$1,422,019	$1,707,257
Cost of sales excluding depletion, depreciation and amortization	(213,553)	(231,660)	(661,760)	(624,526)
Gross margin	243,122	380,147	760,259	1,082,731
Depletion, depreciation and amortization	(99,112)	(100,989)	(289,594)	(283,544)
Mine operating earnings	144,010	279,158	470,665	799,187
Other expenses (i)	(74,972)	(94,139)	(197,448)	(278,955)
Equity earnings from associate	3,082	20,644	1,181	32,496
Earnings from operations before income taxes	72,120	205,663	274,398	552,728
Income tax expense	(28,670)	(145,698)	(136,751)	(279,826)
Net earnings	$43,450	$59,965	$137,647	$272,902

Earnings adjustments (ii):
Non-cash unrealized foreign exchange losses	11,463	9,561	45,993	52,277
Reorganization costs	609	—	3,127	—
Non-cash unrealized gains on derivatives	—	(237)	—	(371)
Share-based payments/mark-to-market of deferred share units	6,189	9,878	4,208	22,208
Impact of change in Chilean tax rates on non-cash deferred tax expense	—	83,830	—	83,830
Deferred income tax expense on translation of intercompany debt	(324)	(16)	(460)	(2,753)
Impairment of investment in available-for-sale securities and other assets	10,122	16,374	51,288	72,455
Other losses	212	—	1,377	—
Adjusted earnings before income tax effect	71,721	179,355	243,180	500,548
Income tax effect of adjustments	(2,191)	(1,767)	(6,583)	(3,584)
Adjusted earnings (ii)	$69,530	$177,588	$236,597	$496,964

Earnings per share - basic	$0.06	$0.08	$0.18	$0.37
Earnings per share - diluted	$0.06	$0.08	$0.18	$0.36
Adjusted earnings per share (ii) - basic and diluted	$0.09	$0.24	$0.31	$0.67
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(i)
For the three- and nine-month periods, other expenses represent the aggregate of the following expenses: general and administrative of $30.0 million and $105.5 million (2012- 37.2 million and $106.9 million), exploration and evaluation of $7.3 million and $22.0 million (2012- $15.3 million and $42.9 million ), other operating expenses of $19.3 million and $41.4 million (2012- $26.6 million and $82.6 million) and net finance expense of $18.4 million and $28.5 million (2012- expense $14.9 million and $46.5 million).

(ii)
A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Adjusted Earnings and Adjusted Earnings per Share.

For the three months ended September 30, 2013

Net earnings for the third quarter was $43.5 million or $0.06 per share on a basic and diluted basis, compared with net earnings of $60.0 million or basic and diluted earnings per share of $0.08 for the three months ended September 30, 2012. Adjusted earnings were $69.5 million or $0.09 basic and diluted earnings per share in the third quarter, compared with $177.6 million or $0.24 per share in the third quarter of 2012. Lower net earnings and adjusted earnings were attributed mainly to lower realized commodity prices and lower equity earnings from the Company's 12.5% of interest in Alumbrera.

Revenues were $456.7 million in the quarter compared with $611.8 million in the third quarter of 2012. Mine operating earnings were $144.0 million, compared with $279.2 million in the third quarter of 2012.  Lower revenues and mine operating earnings were primarily due to lower metal prices in addition to lower volume of gold and copper sales. Lower metal prices accounted for 74% of the variance in revenues in comparison to the third quarter of 2012 representing approximately $0.15 per share in earnings. Lower cost of sales, including depletion, depreciation and amortization expenses, corresponded to lower sales volumes of gold and copper.

Revenues for the third quarter were generated from the sale of 232,284 ounces of gold, 2.2 million ounces of silver and 35.7 million pounds of copper, excluding Alumbrera which is accounted for as an equity investment. This compares to sales, excluding Alumbrera, of 252,813 ounces of gold, 2.2 million ounces of silver and 37.1 million pounds of copper in the three months ended September 30, 2012.

The average realized gold price in the third quarter of 2013 was $1,332 per ounce versus $1,680 per ounce in the same quarter of 2012, a decrease of 21%. The average realized copper price was $3.13 per pound versus $3.54 per pound in the third quarter of last year, a decrease of 12%, and the average realized silver price was $21.45 per ounce compared to $30.76 per ounce in the third quarter of 2012, representing a decrease of 30%.

Revenues for the year are comprised of the following:

For the three months ended September 30,	2013				2012
(In thousands of United States Dollars; unless otherwise noted)	Quantity Sold (ii)		Realized Price	Revenues	Revenues
Gold (i)	232,284	oz	$1,332	$309,512	$424,826
Silver	2,158,159	oz	$21.45	46,303	68,588
Total precious metals	275,447	GEO		355,815	493,414
Copper (i)	35,650,871	lbs	$3.13	111,751	131,372
Gross Revenues				$467,566	$624,786
Add (deduct):
- Treatment and refining charges of gold and copper concentrate				$(9,520)	$(8,430)
- Sales taxes				(4,994)	(10,969)
- Metal price adjustments related to concentrate revenues				2,636	6,157
- Other adjustments				987	263
Revenues (ii)				$456,675	$611,807
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(i)	Includes payable copper and gold contained in concentrate.

(ii)	Excludes Alumbrera which is accounted for as an equity investment.

The following table provides a reconciliation of the co-product cash costs to the cost of sales excluding depletion, depreciation and amortization for the year:

	2013				2012
For the three months ended September 30,	GEO or Pounds of Copper Produced		Co-product Cash Cost per Unit
(In thousands of United States Dollars; unless otherwise noted)				Total	Total
Chapada — GEO (i)	30,917	oz	$358	$11,057	$11,448
Chapada — Copper	36,795,049	lbs	1.48	54,477	54,167
El Peñón — GEO (i)	123,333	oz	458	56,537	49,989
Jacobina	19,325	oz	1,029	19,881	23,051
Gualcamayo	27,678	oz	919	25,432	25,600
Minera Florida — GEO (i)	27,471	oz	762	20,929	18,463
Fazenda Brasileiro	16,717	oz	724	12,101	14,946
Mercedes — GEO (i)	34,102	oz	478	16,288	16,533
Co-product cash cost of sales (ii)				$216,702	$214,197
Add (deduct):
- Inventory movements and adjustments				(314)	18,162
- Chapada concentrate treatment and refining charges				(9,520)	(8,430)
- Commercial & other costs				2,171	2,849
- Overseas freight for Chapada concentrate				4,683	4,882
Cost of sales excluding depletion, depreciation and amortization				$213,722	$231,660
______________________________

(i)	Silver ounces reported are gold equivalent ounces for Chapada, El Peñón, Minera Florida and Mercedes.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis of Operations and Financial Condition.

Cost of sales excluding depletion, depreciation and amortization for the third quarter of 2013 was $213.6 million compared with $231.7 million in same quarter of 2012. Cost of sales excluding depletion, depreciation and amortization was lower compared to the same period in 2012 was mainly due to the decreased volume of gold and copper sales and the effect of the cost containment initiatives undertaken by the Company since the second quarter of the year.

Depletion, depreciation and amortization (“DDA”) expense for the quarter was $99.1 million, compared to $101.0 million in the third quarter of 2012.

Other expenses as an aggregate of general and administrative, exploration and evaluation, other operating and net finance expenses were $75.0 million in the quarter, compared to $94.1 million in the three months ended September 30, 2012. The net decrease in other expenses is detailed below:

General and administrative expenses were $30.0 million in the third quarter compared to $37.2 million in the same quarter of 2012.  It is expected that general and administrative expenses will continue to be maintained at lower levels as a result of the cost containment initiatives undertaken by the Company.

Exploration and evaluation expenses were $7.3 million, compared to $15.3 million incurred in the third quarter of 2012 as a result of the Company's focus on ensuring certainty and sustainability in generating positive cash flows.

Other operating expenses were $19.3 million in the quarter compared to $26.6 million in the third quarter of 2012, mainly due to lower impairment charges of available-for-sale financial assets, which accounted for $1.3 million in the third quarter of 2013 compared to $9.8 million in the third quarter of 2012.

Net finance expense was $18.4 million for the quarter compared with net finance expense of $14.9 million in the third quarter of 2012.  Higher net finance expense of $13.7 million in the third quarter of 2013 compared to $6.7 million in the prior year quarter, was mainly due to higher foreign exchange loss partly offset by higher capitalized interest. The amount of interest capitalized in future quarters will decrease as the construction projects reach commercial production.

Equity earnings from associate of $3.1 million for the quarter compared with earnings of $20.6 million in the third quarter of 2012 were mainly due to lower revenues as a result of lower metal prices and lower sales volume of concentrate and due to mining in lower grade areas in addition to higher co-product cash costs. Cash dividends from the Company’s equity investment in Alumbrera received in the quarter were $8.8 million compared to $nil in 2012.

The Company recorded an income tax expense of $28.7 million in the third quarter of 2013 compared to $145.7 million in the same quarter of 2012.  The income tax provision for the third quarter of 2013 reflects a current income tax expense of $49.0 million compared to tax expense of $46.8 million in the same quarter of 2012, and a deferred income tax recovery of $20.4 million compared to tax expense of $98.9 million. During the quarter the Brazilian Real and Argentinean Peso increased against the US Dollar. As a result for local purposes, a reduction of $2.4 million relating to unrealized foreign exchange gain was recorded in the deferred tax expense. The impact of these foreign exchange movements on taxes are non-cash and as such excluded from adjusted earnings. The adjusted tax rate for the third quarter of 2013 was 32.6% compared to 26.0% for the third quarter of 2012. See Note 29 to the Condensed Consolidated Interim Financial Statements for a breakdown of the foreign exchange and interest and penalties charged to the income tax expense.

Cash and cash equivalents as at September 30, 2013 were $232.1 million compared to $349.6 million as at December 31, 2012.  Cash flows generated from operations before changes in non-cash working capital items (a non-GAAP measure, see Section 13) for the quarter ended September 30, 2013 were $177.4 million, lower than the $285.7 million generated for the same period of 2012. Lower cash flows generated from operations were mainly due to the decline in metal prices.  Cash flows from operations after taking into effect changes in non-cash working capital items for the period ended September 30, 2013 were inflows of $99.1 million, compared to inflows of $363.1 million for the quarter ended September 30, 2012, which reflects a decrease in trade receivable related to sales of concentrate and metals.

For the nine months ended September 30, 2013

Net earnings for the first nine months of 2013 were $137.6 million or $0.18 per share on a basic and diluted basis, compared with net earnings of $272.9 million or basic and diluted earnings per share of $0.37 and $0.36, respectively, for the nine months ended September 30, 2012. Adjusted earnings were $236.6 million or $0.31 basic and diluted earnings per share in the first nine months of 2013, compared with $497.0 million or $0.67 per share in the same period of 2012. Lower net earnings and adjusted earnings were attributed mainly to the decline in metal prices combined with inflationary impacts on costs and lower equity earnings from the Company's 12.5% of interest in Alumbrera.

Revenues were $1.4 billion in the first nine months of 2013 compared with $1.7 billion in the same period of 2012. Mine operating earnings were $470.7 million, compared with $799.2 million in the first nine months of 2012.  Lower revenues and mine operating earnings were due to lower metal prices and lower sales volumes of copper in concentrate and silver partly offset by higher volume of gold sales. Higher cost of sales, including depletion, depreciation and amortization expenses, was mainly related to higher sales volumes of gold and higher cost inflation.

Revenues for the first nine months of 2013 were generated from the sale of 707,256 ounces of gold, 6.1 million ounces of silver and 91.5 million pounds of copper, excluding Alumbrera which is accounted for as an equity investment. This compares to sales, excluding Alumbrera, of 704,856 ounces of gold, 6.7 million ounces of silver and 101.8 million pounds of copper in the first nine months of 2012.

The average realized gold price in the first nine months of 2013 was $1,448 per ounce versus $1,661 per ounce, a 13% decrease from the same period of 2012; the average realized copper price was $3.25 per pound versus $3.62 per pound, a 10% decrease from the first nine months of 2012; and the average realized silver price was $24.80 per ounce compared to $30.15 per ounce, a 18% decrease from the first nine months of 2012 compared to the same period of 2012.

Revenues for the year are comprised of the following:

For the nine months ended September 30,	2013				2012
(In thousands of United States Dollars; unless otherwise noted)	Quantity Sold (ii)		Realized Price	Revenues	Revenues
Gold (i)	707,256	oz	$1,448	$1,023,943	$1,170,973
Silver	6,146,456	oz	$24.80	152,459	202,734
Total precious metals	830,185	GEO		1,176,402	1,373,707
Copper (i)	91,488,418	lbs	$3.25	297,362	368,020
Gross Revenues				$1,473,764	$1,741,727
Add (deduct):
- Treatment and refining charges of gold and copper concentrate				$(24,447)	$(21,186)
- Sales taxes				(21,213)	(29,471)
- Metal price adjustments related to concentrate revenues				(10,356)	15,273
- Other adjustments				4,271	914
Revenues (ii)				$1,422,019	$1,707,257
______________________________

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Excludes Alumbrera which is accounted for as an equity investment.

Cost of sales excluding depletion, depreciation and amortization for the first nine months of 2013 was $661.8 million compared with $624.5 million in same period of 2012 due to the increased volume of gold sales and higher co-product cash costs as a result of inflationary pressures in the countries where the Company operates.

The following table provides a reconciliation of the co-product cash costs to the cost of sales excluding depletion, depreciation and amortization for the year:

	2013				2012
For the nine months ended September 30,	GEO or Pounds of Copper Produced		Co-product Cash Cost per Unit
(In thousands of United States Dollars; unless otherwise noted)				Total	Total
Chapada — GEO (i)	80,800	oz	$409	$33,044	$31,414
Chapada — Copper	94,281,136	lbs	1.69	159,333	153,956
El Peñón — GEO (i)	366,159	oz	455	166,566	150,537
Jacobina	54,176	oz	1,186	64,234	63,932
Gualcamayo	85,408	oz	750	64,028	63,681
Minera Florida — GEO (i)	88,077	oz	801	70,553	56,377
Fazenda Brasileiro	51,809	oz	808	41,850	42,939
Mercedes — GEO (i)	109,902	oz	450	49,509	39,594
Co-product cash cost of sales (ii)				$649,117	$602,430
Add (deduct):
- Inventory movements and adjustments				12,467	22,731
- Chapada concentrate treatment and refining charges				(24,447)	(21,186)
- Commercial & other costs				13,167	8,160
- Overseas freight for Chapada concentrate				11,625	12,391
Cost of sales excluding depletion, depreciation and amortization				$661,929	$624,526
______________________________

(i)	Silver ounces reported are gold equivalent ounces for Chapada, El Peñón, Minera Florida and Mercedes.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis of Operations and Financial Condition.

Depletion, depreciation and amortization (“DDA”) expense for the first nine months of 2013 was $289.6 million, compared to $283.5 million in the same period of 2012.

Other expenses as an aggregate of general and administrative, exploration and evaluation, other operating and net finance expenses were $197.4 million in the nine months ended September 30, 2013, compared to $279.0 million in the nine months ended September 30, 2012. The net decrease in other expenses is detailed below:

General and administrative expenses were $105.5 million in the first nine months of 2013 compared to $106.9 million in the nine months ended September 30, 2012.  General and administrative expenses have started to decline and are expected to be maintained at lower levels as a result of the cost containment initiatives introduced in May 2013.

Exploration and evaluation expenses were $22.0 million in the first nine months of 2013, compared to $42.9 million incurred in the first nine months of 2012 as a result of the Company's reduced focus on greenfield exploration.

Other operating expenses were $41.4 million in the first nine months compared to $82.6 million in the third quarter of 2012, mainly due to lower impairment charges of available-for-sale financial assets, partially offset by re-organization costs related to the 2013 expenditure reduction initiative.

Net finance expense was $28.5 million for the first nine months of 2013 compared with net finance expense of $46.5 million in the same period of 2012.  Lower net finance expense was mainly due to higher amount of capitalized interest.

Equity earnings from associate were $1.2 million for the first nine months of 2013 compared with earnings of $32.5 million in the same period of 2012, mainly due to lower revenues as a result of lower metal prices and lower sales volume of concentrate and gold due to lower production. Cash dividends from the Company’s equity investment in Alumbrera during the first nine months of 2013 were $21.1 million compared to $nil in 2012.

The Company recorded an income tax expense of $136.8 million in the nine months of 2013 compared to $279.8 million in the same period of 2012.  The income tax provision for the first nine months ended September 30, 2013 reflects a current income tax expense of $99.9 million compared to tax expense of $159.4 million in the same period of 2012, and a deferred income tax expense of $36.8 million compared to tax expense of $120.5 million. The adjusted tax rate for the first nine months of 2013 was 31.1% compared to 25.9% for the same period of 2012.

5.2    Overview of Operating Results

For the three months ended September 30, 2013

Total production for the Company of 306,935 GEO decreased by 1% from the third quarter of 2012 and increased by 4% from the second quarter of 2013. Total production consists of 263,830 ounces of gold and 2.2 million ounces of silver for the quarter, representing a decrease of 1% in gold production and a decrease of 2% in silver production over the same quarter of 2012. Current quarter production of gold increased by 2% and production of silver increased by 14%, compared to the second quarter of 2013. Total production included the Company’s attributable production from the Alumbrera mine of 9,634 ounces of gold and production during commissioning from Ernesto/Pau-a-Pique, C1 Santa Luz and Pilar of 17,758 ounces of gold. In the quarter ended September 30, 2012, total production was 310,490 GEO, which consists of 266,374 ounces of gold and 2.2 million ounces of silver.

Commercial production for the third quarter comprises 289,177 GEO compared with 308,629 GEO produced in the third quarter of 2012. Total commercial production consists of 246,072 of gold and 2.2 million ounces of silver, compared to the commercial production of 264,888 ounces of gold and 2.2 million ounces of silver in the same quarter of 2012. The decrease in gold production was mainly due to the decreased production from Chapada, Jacobina, Gualcamayo, Fazenda Brazileiro and Alumbrera, partly offset by increased production from El Peñón, Mercedes and Minera Florida. Lower gold production was mainly due to the Company's current focus on higher grade areas for quality of ounces produced in this transition year.

By-product cash costs (a non-GAAP measure, see Section 13) for the third quarter of 2013 averaged $365 per GEO, compared with $201 per GEO in the prior year quarter. By-product cash costs were impacted by lower copper credit contribution from Chapada and Alumbrera due to the decline in the copper price and lower copper sales volume from Chapada. The average market price for copper in the third quarter of 2013 was 8% lower than the average of the same quarter in 2012. Additionally, planned lower grades at certain mines and higher input costs during the period also impacted costs compared to the three months ended September 30, 2012. By-product cash costs for the third quarter of 2013 decreased from the second quarter of $476 per GEO to $365 per GEO, progressing toward the Company's previous guidance for a 2013 year-average of below $365 per GEO, [which assumed a copper price of $4.00 per pound compared to average market price for the third quarter of $3.21 per pound.] By-product all-in sustaining cash costs (a non-GAAP measure, see Section 13) were $730 per GEO for the third quarter of 2013, compared to $916 per GEO for the second quarter of 2013, representing a 20% decrease mainly as a result of the realization of the Company's cost reduction initiatives implemented since the second quarter of this year.

Co-product cash costs (a non-GAAP measure, see Section 13) for the third quarter averaged $574 per GEO, compared to $531 per GEO for the third quarter of 2012 mainly due to lower production and lower grades. Co-product all-in sustaining cash costs

(a non-GAAP measure, see Section 13) were $888 per GEO for the third quarter of 2013 representing a decline of $62 per GEO from the second quarter and $126 per GEO from the first quarter of 2013.

Copper production for the quarter was 36.8 million pounds from the Chapada mine, compared with 39.4 million pounds for same quarter of 2012. Chapada copper production was lower primarily as a result of expected lower copper grade compared to the third quarter of 2012. A total of 7.1 million pounds of copper produced from Alumbrera were attributable to the Company, compared with 10.4 million pounds for the quarter ended September 30, 2012 mainly due to lower grade and lower recovery. Total copper production for the third quarter of 2013 was 43.9 million pounds, compared with 49.8 million pounds in the third quarter of 2012.

Co-product cash costs per pound of copper (a non-GAAP measure, see Section 13) averaged $1.48 per pound from the Chapada mine, representing a 16% decrease from the second quarter and a 22% decrease from the first quarter of 2013. Co-product cash costs were $1.38 per pound of copper from Chapada in the same quarter of 2012. Co-product cash costs per pound of copper for the quarter including the Company’s interest in the Alumbrera mine were $1.64 per pound versus 1.49 per pound for the third quarter of 2012.

For the nine months ended September 30, 2013

Total production for the Company of 893,791 GEO increased by 2% from the first nine months of 2012. Total production for the first nine months of the year consists of 769,676 ounces of gold and 6.2 million million ounces of silver, representing an increase of 4% in gold production and a 8% decrease in silver production over the period of 2012. Total production included the Company’s attributable production from the Alumbrera mine of 27,839 ounces of gold and production during commissioning of Ernesto/Pau-a-Pique, C1 Santa Luz and Pilar of 29,621 ounces of gold. This compared with total production of 878,021 GEO that consists of 743,596 ounces of gold and 6.7 million ounces of silver in the first nine months of 2012. The 2012 nine-month production also included commissioning production of 10,820 GEO from Mercedes and Minera Florida.

Commercial production for the first nine months of the year consists of 864,170 GEO compared with 867,201 GEO produced in the first nine months of 2012. Commercial production for the nine months consists of 740,055 ounces of gold and 6.2 million ounces of silver, representing a 1% increase in gold production and a 7% decrease in silver production over the commercial production of 733,910 ounces of gold and 6.7 million ounces of silver in the same quarter of 2012.

By-product cash costs (a non-GAAP measure, see Section 13) for the nine months averaged $408 per GEO, compared with $242 per GEO in the same period of 2012. By-product cash costs were impacted by lower copper market prices, lower copper credit contribution by Chapada due to lower copper sales volume, planned lower gold grades at certain mines and higher input costs during the period. The average market price for copper in the first nine months of 2013 was 7% lower than the average of the same period of 2012. By-product cash costs for the first nine months of 2013 exceeded the Company's previous guidance for a 2013 year-average of below $365 per GEO, which assumed a copper price of $4.00 per pound compared to average market price for the first nine months of $3.35 per pound and the Company's average realized price of $3.25 per pound. All-in sustaining cash costs (a non-GAAP measure, see Section 13) were $834 per GEO on a by-product basis.

Co-product cash costs (a non-GAAP measure, see Section 13) for the first nine months of the year were $579 per GEO compared with $529 per GEO in the first nine months of 2012. All-in sustaining cash costs (a non-GAAP measure, see Section 13) were $950 per GEO on a co-product basis.

Copper production for the first nine months of the year was 94.3 million pounds from the Chapada mine, compared with 110.1 million pounds for the same period of 2012. Chapada copper production was lower primarily as a result of expected lower copper grade and recovery rate compared with the first nine months of 2012. Additionally, 20.6 million pounds of copper produced from Alumbrera were attributable to the Company, compared to 28.9 million pounds for the nine months ended September 30, 2012. Total copper production for the first nine months of 2013 was 114.9 million pounds, compared with 139.0 million pounds in the first nine months of 2012.

Co-product cash costs per pound of copper (a non-GAAP measure, see Section 13) averaged $1.69 per pound from the Chapada mine in the first nine months of 2013, compared with $1.40 per pound in the nine months ended September 30, 2012. Co-product cash costs per pound of copper for the nine months including the Company’s interest in the Alumbrera mine were $1.82 per pound versus $1.46 per pound for the nine months ended September 30, 2012.

6.    OPERATING MINES

CHAPADA, BRAZIL

	For the three months ended		For the nine months ended
Operating Statistics	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Production
Concentrate (tonnes)	67,315	70,151	172,416	195,617
GEO contained in concentrate production (i)	30,917	33,610	80,800	95,673
Gold contained in concentrate (ounces)	29,137	31,281	75,872	89,534
Silver contained in concentrate (ounces)	88,984	116,431	246,391	306,931
Copper contained in concentrate (millions of pounds)	36.8	39.4	94.3	110.1

By-product cash costs per GEO produced (ii)	$(1,367)	$(1,659)	$(1,203)	$(1,812)
Co-product cash costs per GEO produced (ii)	$358	$341	$409	$328
Co-product cash costs per pound of copper produced (ii)	$1.48	$1.38	$1.69	$1.40

Ore mined (tonnes)	6,394,985	6,389,359	16,079,609	16,565,810
Ore processed (tonnes)	5,682,276	5,566,744	15,807,178	15,856,890

Gold feed grade (g/t)	0.27	0.30	0.26	0.30
Copper feed grade (%)	0.36	0.40	0.34	0.38
Concentrate grade - gold (g/t)	13.46	13.87	13.69	14.24
Concentrate grade - copper (%)	24.79	25.46	24.80	25.53

Gold recovery rate (%)	58.3	58.6	58.1	59.3
Copper recovery rate (%)	80.9	80.6	79.5	82.5

Sales (iii)
Concentrate (tonnes)	68,512	69,694	175,066	194,116
Payable gold contained in concentrate (ounces)	27,184	28,202	71,875	87,750
Payable silver contained in concentrate (ounces)	53,229	84,039	121,815	197,422
Payable copper contained in concentrate (millions of pounds)	35.7	37.1	91.5	101.8

Depletion, depreciation and amortization
Per GEO sold	$90	$80	$97	$71
Per copper pound sold	$0.29	$0.26	$0.31	$0.26
______________________________

(i)	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1 for all periods presented.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

(iii)	Quantities sold include quantity adjustment on provisional and final invoice settlements.

Chapada produced a total of 30,917 GEO, which consists of 29,137 ounces of gold and 88,984 ounces of silver, contained in concentrate in the third quarter of 2013 compared with 33,610 GEO, which consists of 31,281 ounces of gold and 116,431 ounces of silver contained in concentrate in the same quarter of 2012. Chapada copper production was 36.8 million pounds in the quarter compared with production of 39.4 million pounds of copper in the third quarter of 2012.

Production for the quarter was lower than the third quarter of 2012 as a result of the anticipated lower grades and recovery rates for 2013 relative to 2012. Production for the quarter was 17% and 32% higher than the second quarter and first quarter of 2013, respectively. Similar to previous years, production from Chapada is expected to be higher in the second half of 2013.

By-product cash costs for the quarter were negative $1,367 per GEO, compared with negative $1,659 per GEO for the same quarter in 2012.  Lower by-product cash costs credit per GEO was mainly due to the effect of lower copper sales volume and lower copper prices in the third quarter of 2013 compared to 2012.

Co-product cash costs were $358 per GEO in the third quarter, compared to $341 per GEO in the same quarter of 2012.  Co-product cash costs were 15% and 23% lower than $421 per GEO and $463 per GEO in the second quarter and first quarter of 2013, respectively. Co-product cash costs for copper were $1.48 per pound in the third quarter versus $1.38 per pound in the same quarter of 2012. Compared with co-product cash costs of $1.76 per pound in the second quarter and $1.90 per pound and first quarter of 2013, co-product cash costs of copper have decreased in consecutive quarters since the beginning of the year.

Chapada revenues for the quarter net of sales taxes and treatment and refining costs were $142.7 million (Q3 2012 - $174.0 million).  Revenues included mark-to-market adjustments and provisional pricing settlements in the quarter of positive $2.6 (Q3 2012 - positive $6.2 million).

The Company is evaluating the optimal combination of capital requirements and profitable production levels through optimization initiatives that include modifications to the grinding circuit, the installation of an in-pit crusher to increase throughput, and the development of new ore bodies including Corpo Sul and Suruca. Chapada is targeted to produce at least 130,000 GEO, and as much as 150,000 GEO, and 130 million pounds of copper with Corpo Sul being the largest new contributor, in addition to alternatives such as Arco Sul and Suruca. The Company is focused on finding the optimal mix of production levels, cost mitigation and capital requirements to attain the best value from ounces produced. The highest returns will come from the development of Corpo Sul, the optimization of the regrinding circuit and the installation of an in-pit crusher that would expand Chapada towards future production levels of at least 130,000 GEO and 130 million pounds of copper at the best cost structure.

Corpo Sul is a gold and copper deposit at the southwest end of the main ore body of Chapada with mineral resources of higher average grade ores especially near the current Chapada pit.  These new discoveries led to a pre-feasibility study that was completed in late 2012.  Work continues on a feasibility study and is expected to be completed by the end of 2013. Development and geotechnical work, including the rock mechanics study, the hydrogeological study and the mine study, continued in support of the development of the new Corpo Sul area. Infill drilling at Corpo Sul continues to support the view that ore from this deposit will be higher grade in both copper and gold and thereby, when blended with ore from the main pit, should increase overall gold and copper production at the main Chapada plant.

EL PEÑÓN, CHILE

	For the three months ended		For the nine months ended
Operating Statistics	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Production
GEO production (i)	123,333	118,457	366,159	334,377
Gold production (ounces)	87,968	83,092	269,985	224,109
Silver production (ounces)	1,768,205	1,768,273	4,808,713	5,513,378

Co-product cash costs per gold equivalent ounce produced (ii)	$458	$422	$455	$450

Ore mined (tonnes)	341,163	371,569	1,021,881	1,064,904
Ore processed (tonnes)	351,795	361,544	1,069,779	1,052,417

Gold feed grade (g/t)	8.26	7.72	8.43	7.08
Silver feed grade (g/t)	201.99	196.33	188.39	200.66

Gold recovery rate (%)	93.5	93.3	93.0	93.6
Silver recovery rate (%)	77.0	78.1	74.0	81.1

Sales
GEO sales (i)	130,014	117,390	366,547	330,273
Gold (ounces)	93,920	82,045	270,637	221,138
Silver (ounces)	1,804,700	1,767,231	4,795,511	5,456,754

Depletion, depreciation and amortization per GEO sold	$238	$293	$243	$305
______________________________

(i)	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1 for all periods presented.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

El Peñón produced 123,333 GEO, which consists of 87,968 ounces of gold and 1.8 million ounces of silver in the third quarter, compared to 118,457 GEO, which consists of 83,092 ounces of gold and 1.8 million ounces of silver in the same quarter of 2012, representing a 4% increase in GEO production quarter-over-quarter. GEO production for the quarter was also 1% higher than the second quarter and 2% higher than the first quarter of 2013.

Production increased mainly as a result of higher gold and silver feed grade.  While gold feed grade and recovery rate are expected to continue at the current levels in the fourth quarter, future silver recoveries will vary according to the blending of ore being fed to the mill. Silver recovery rate has improved and improvement is expected to continue in the fourth quarter of 2013, according to the mine plan.

Co-product cash costs were $458 per gold ounce, compared with $422 per gold ounce in the third quarter of 2012. The increase in co-product cash costs per GEO was mainly due to labour inflation partially offset by higher gold feed grades.

Exploration has been ongoing at El Peñón for 20 years, which has a long track record of replacement of ounces mined. The new discoveries at Dorada Sur and Dorada Oeste, Fortuna Este and Bonanza West are being advanced to mineable mineral reserves in the near term. This is expected to return near surface gold and silver values, improve production and provide mining flexibility for a sustainable production level. Development has continued at Pampa Augusta Victoria underground and the open-pit mobilization started late in the second quarter and pre-stripping work, which started at the beginning of the third quarter of 2013, continued.

MERCEDES, MEXICO (i)

	For the three months ended		For the nine months ended
Operating Statistics	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Production
Commercial GEO production (ii)	34,102	33,713	109,902	77,608
Commissioning GEO production	—	—	—	8,959
Total GEO production	34,102	33,713	109,902	86,567
Commercial gold production (ounces)	31,765	31,497	100,505	71,957
Commissioning gold production (ounces)	—	—	—	8,201
Total gold production (ounces)	31,765	31,497	100,505	80,158
Commercial silver production (ounces)	116,840	110,817	469,847	282,522
Commissioning silver production (ounces)	—	—	—	37,912
Total silver production (ounces)	116,840	110,817	469,847	320,434

Co-product cash costs per GEO produced (iii)	$478	$490	$450	$507

Ore mined (tonnes)	147,214	138,809	474,565	377,580
Ore processed (tonnes)	171,556	151,415	501,099	438,903

Gold feed grade (g/t)	5.83	6.77	6.36	6.07
Silver feed grade (g/t)	68.66	74.23	81.61	75.90

Gold recovery rate (%)	94.1	94.5	94.6	94.4
Silver recovery rate (%)	29.4	29.6	34.1	29.7

Sales
GEO sales (ii)	33,627	31,835	113,376	89,636
Gold (ounces)	31,190	29,805	103,319	82,808
Silver (ounces)	121,840	101,504	502,853	341,385

Depletion, depreciation and amortization per GEO sold	$297	$270	$266	$259
______________________________

(i)	Mercedes was under construction in 2011. Commissioning of the mine started in November 2011 and was completed February 1, 2012.

(ii)	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1 for all periods presented.

(iii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

Production of 34,102 GEO in the third quarter consisted of 31,765 ounces of gold and 116,840 ounces of silver, compared with 33,713 GEO, which consists of 31,497 ounces of gold and 110,817 ounces of silver in the third quarter of 2012. The production increase was driven by increased tonnage of ore processed which was partly offset by the effect of lower feed grades of gold and silver.

Co-product cash costs of $478 per GEO were 2% lower than $490 in the same quarter of 2012. Lower co-product cash costs were due to efficiency in use of consumables and result of other cost reduction measures partly offset by higher mining costs due to mining lower grade areas as part of the mine plan.

Development continues at the Barrancas zone with the higher grade Lagunas Norte vein, one of the newest discoveries at the mine, which started production from flat-lying ore in the third quarter of 2012.  Confirmation of the width and grades of mineralization by infill drilling at Lupita and the recent discovery of high-grade mineralization at Rey de Oro that may be amenable to underground mining methods, are expected to continue growth of the measured and indicated mineral resources that should extend mine life, maintain higher throughput and sustainable production levels.

GUALCAMAYO, ARGENTINA

	For the three months ended		For the nine months ended
Operating Statistics	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Production
Gold production (ounces)	27,678	38,248	85,408	115,808

Co-product cash costs per gold ounce produced (i)	$919	$669	$750	$550

Ore mined (tonnes)	1,071,127	3,925,278	2,746,752	8,426,668
Ore processed (tonnes)	1,298,811	1,664,568	5,007,732	5,739,970

Gold feed grade (g/t)	0.86	0.78	0.66	0.85
Gold recovery rate (%)	75.8	94.0	81.4	75.4

Sales
Gold sales (ounces)	20,570	42,095	76,870	115,804

Depletion, depreciation and amortization per gold ounce sold	$534	$316	$474	$343
______________________________

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

Gualcamayo produced 27,678 ounces of gold in the third quarter compared with 38,248 ounces produced in the third quarter of 2012.  Lower production was the result of lower recovery, partly offset by improved feed grade. Ore processed declined as compared to the third quarter of 2012. Production of the quarter was sourced primarily from stockpiled material of Phase II being placed in the new Valle Norte heap leach pad as the mining operations at Gualcamayo were transitioning from QDD Main Phase II to Phase III. Transition work was completed in the quarter and production at Gualcamayo is expected to increase for the balance of the year.

Co-product cash costs were $919 per ounce in the quarter ended September 30, 2013 compared with $669 per ounce in the third quarter of 2012.  Higher co-product cash costs were mainly due to lower production absorbing a higher proportion of fixed costs on a per ounce basis and increased maintenance. Lower production was caused by the delay in accessing the Phase III and QDD Lower West (QDDLW). The setback in the assembly of the conveyor line that brings ore from QDDLW underground and AIM open-pit deposits, which was partially mitigated by contracting a hauling fleet to transport ore from QDDLW and AIM at higher costs, also adversely impacted co-product cash costs. Most of the equipment has been delivered and is now operating and with the planned reduction of contractors, mining costs are expected to decrease in the fourth quarter. Underground development of QDDLW was largely completed during the quarter with a production contribution expected late in the fourth quarter.

The Company has initiated a plan to reduce costs and once fully executed will return the focus to the production growth objectives at Gualcamayo. The objective is part of the overall strategy and business plan to maximize margins and profitability at producing mines whose all-in sustaining co-product cash costs exceed the average cost structure in order to maintain competitiveness of these mines in a volatile gold price environment. The Company believes this is a prudent approach given the current reality of market conditions and metal price levels.

The continued exploration success of QDDLW which is expected to result in increases to the mineral resources in 2013 has led to the initiation of a conceptual study on the options for processing these newly discovered ounces. Work on the study continued in the quarter and is expected to be completed by the end of the year.

JACOBINA, BRAZIL

	For the three months ended		For the nine months ended
Operating Statistics	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Production
Gold production (ounces)	19,325	30,028	54,176	88,526

Co-product cash costs per gold ounce produced (i)	$1,029	$768	$1,273	$722

Ore mined (tonnes)	380,618	552,437	1,179,168	1,605,944
Ore processed (tonnes)	380,054	545,578	1,179,394	1,595,946

Gold feed grade (g/t)	1.66	1.81	1.55	1.83

Gold recovery rate (%)	95.4	94.4	91.9	94.2

Sales
Gold (ounces)	18,017	31,385	58,085	88,943

Depletion, depreciation and amortization per gold ounce sold	$703	$430	$554	$411
______________________________

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

Gold production at Jacobina was 19,325 ounces in the third quarter, compared with 30,028 ounces produced in the same quarter of 2012.  Production was lower resulting from lower feed grade and higher dilution. There has been an enhanced focus on development work and a revision to the mining plan to ensure access to higher grade areas over time.

Co-product cash costs were $1,029 per ounce for the third quarter compared with $768 per ounce in the third quarter of 2012. Co-production cash costs were approximately 19% lower than the first and second quarters of 2013, which were $1,276 per ounce and $1,270 per ounce respectively. Co-product cash costs reflect the reduced production volume in the quarter but are expected to return to levels of approximately $800 to $850 per ounce in the longer-term.

The Company has initiated a plan to reduce costs and once fully executed will return the focus to the production growth objectives at Jacobina. The objective is part of the overall strategy and business plan to maximize margins and profitability at producing mines whose all-in sustaining co-product cash costs exceed the average cost structure in order to maintain competitiveness of these mines in a volatile gold price environment. The Company believes this is a prudent approach given the current reality of market conditions and metal price levels.

The Company is also taking active steps as part of the margin reclamation initiative to more quickly access higher grade areas of the mining complex to improve production levels while sustaining margins and continues to focus on upgrading the current mineral resources at Canavieiras and Morro do Vento and improving overall mineral reserve grade for the mine.  Development of these high-grade areas creates the opportunity for production to increase; the timing of which is dependent on the pace of development work in these higher grade areas.

During the third quarter, co-product cash costs per ounce at Jacobina decreased by 19% from that of the second quarter of 2013. This compares to a 7% increase in grade and an 11% decline in production volume due to less ore mined over the same period.

MINERA FLORIDA, CHILE

	For the three months ended		For the nine months ended
Operating Statistics	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Production
GEO total production (i)	27,471	24,200	88,077	72,882
GEO commissioning production	—	1,861	—	1,861
GEO commercial production	27,471	22,339	88,077	71,021
Gold total production (ounces)	23,848	19,994	74,461	61,274
Gold commissioning production (ounces)	—	1,486	—	1,486
Gold commercial production (ounces)	23,848	18,508	74,461	59,788
Silver total production (ounces)	181,156	210,297	680,818	580,419
Silver commissioning production (ounces)	—	18,750	—	18,750
Silver commercial production (ounces)	181,156	191,547	680,818	561,669

Co-product cash costs per GEO produced (ii)	$762	$826	$801	$794

Ore mined (tonnes)	201,103	209,135	569,976	654,071
Ore processed (tonnes)	448,820	227,246	1,262,528	680,347

Gold feed grade (g/t)	2.27	2.97	2.60	3.24
Silver feed grade (g/t)	23.92	37.16	29.23	35.42

Gold recovery rate (%)	78.0	80.5	75.0	80.9
Silver recovery rate (%)	56.0	67.3	55.4	66.5

Sales
GEO sales (i)	27,398	24,371	88,955	73,954
Gold (ounces)	23,830	18,834	74,429	59,380
Silver (ounces)	178,390	276,851	726,277	728,714

Depletion, depreciation and amortization per GEO sold	$678	$655	$580	$608
______________________________

(i)	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1 for all periods presented.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

Minera Florida produced 27,471 GEO, which consists of 23,848 ounces of gold and 181,156 ounces of silver in the quarter, compared to 24,200 GEO, which consists of 19,994 ounces of gold and 210,297 ounces of silver in the third quarter of 2012, representing an increase of GEO production by 14%. The increase was mainly attributable to production from the tailings retreatment plant. Production in the third quarter of 2012 included commissioning production of 1,861 GEO from the tailings retreatment plant. Comparison of grade, ore feed to plant and recovery to the prior quarter is not meaningful as production from the tailings retreatment plant comes from lower grade ounces with reduced recovery. Production from the tailings treatment plant has benefited from no mining costs associated with the reprocessing of tailings material.

In addition, the mine produced and sold 2,002 tonnes of zinc in the quarter, compared with 1,125 tonnes of zinc produced and sold in the third quarter of 2012.  Zinc is accounted for as a by-product credit to cash costs.

Co-product cash costs for the quarter were $762 per GEO compared with $826 per GEO in the same quarter in 2012. Co-product cash costs were 17% lower than $915 per GEO in the second quarter of 2013. Lower mining costs as a result of processing tailings material and the impact of higher credits from the sales of zinc were partly offset by higher costs for power, increased costs for temporary mine services and labour inflation. Higher credits from sales of zinc resulted from higher prices for zinc and a 52% increase in volume of zinc sold compared to the third quarter of 2012.

The Company has initiated a plan to reduce costs and once fully executed will return the focus to the production growth objectives at Minera Florida. The objective is part of the overall strategy and business plan to maximize margins and profitability at producing mines whose all-in sustaining co-product cash costs exceed the average cost structure in order to maintain competitiveness of these mines in a volatile gold price environment. The Company believes this is a prudent approach given the current reality of market conditions and metal price levels.

OTHER MINES

The following table presents key operating statistics for the Company's other continuing mining operations and its equity investment in Alumbrera:

	For the three months ended		For the nine months ended
	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
FAZENDA BRASILEIRO, BRAZIL
Production
Gold production (ounces)	16,717	18,601	51,809	48,879

Co-product cash costs per ounce produced (i)	$724	$803	$808	$878

Ore mined (tonnes)	267,190	252,333	773,160	758,056
Ore processed (tonnes)	292,696	255,769	818,564	777,491

Gold feed grade (g/t)	1.97	2.52	2.18	2.20
Gold recovery rate (%)	90.0	89.6	90.3	88.7

Sales
Gold sales (ounces)	17,573	20,448	52,041	49,032

Depletion, depreciation and amortization per gold ounce sold	$149	$163	$212	$184

ALUMBRERA (12.5% interest), ARGENTINA
Production
Concentrate (tonnes)	13,179	17,830	37,568	50,471
Gold production (ounces)	791	1,057	2,600	2,737
Gold production in concentrate (ounces)	8,843	12,576	25,238	32,572
Total gold produced	9,634	13,633	27,838	35,309
Copper contained in concentrate (millions of pounds)	7.1	10.4	20.6	28.9

By-product cash costs per ounce of gold produced (i)	$(339)	$(2,254)	$(248)	$(956)
Co-product cash costs per ounce of gold produced (i)	$381	$282	$385	$297
Co-product cash costs per pound of copper produced (i)	$2.45	$1.92	$2.42	$1.71

Ore mined (tonnes)	806,905	1,084,286	1,986,105	2,944,981
Ore processed (tonnes)	1,101,433	1,271,732	3,459,761	3,657,187

Gold feed grade (g/t)	0.37	0.45	0.36	0.42
Copper feed grade (%)	0.36	0.44	0.35	0.43
Concentrate grade - gold (g/t)	21.0	21.9	20.9	20.0
Concentrate grade - copper (%)	24.6	26.5	24.9	26.0
Gold recovery rate (%)	73.9	72.8	69.2	70.6
Copper recovery rate (%)	80.7	85.1	77.4	83.5

Sales
Concentrate (tonnes)	10,765	26,524	36,318	43,947

Payable gold contained in concentrate (ounces)	9,102	17,646	23,997	27,863
Gold doré (ounces)	1,575	920	2,234	2,172
Total gold sales (ounces)	10,677	18,566	26,231	30,035

Payable copper contained in concentrate (millions of pounds)	7.3	14.8	19.2	24.2
______________________________

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

FAZENDA BRASILEIRO, BRAZIL

Production at Fazenda Brasileiro was 16,717 ounces of gold in the quarter compared to 18,601 ounces of gold in the same quarter of 2012.

Co-product cash costs averaged $724 per ounce for the quarter, 10% lower than $803 per ounce in the third quarter of 2012, and 7% lower than $782 per ounce in the second quarter and 21% lower than $920 per ounce in the first quarter of 2013. The Company has initiated a plan to reduce costs and once fully executed will return the focus to the production growth objectives at Fazenda Brasileiro. The objective is part of the overall strategy and business plan to maximize margins and profitability at producing mines whose all-in sustaining co-product cash costs exceed the average cost structure in order to maintain competitiveness of these mines in a volatile gold price environment. The Company believes this is a prudent approach given the current reality of market conditions and metal price levels.

The Fazenda Brasileiro mine was acquired in 2003 with two and a half years of mine life remaining based on known mineral reserves.  The Company has been mining at Fazenda Brasileiro for nearly ten years.  The Company continues infill and extension drilling at Fazenda Brasileiro with a focus on increasing mineral reserves and mineral resources.

ALUMBRERA, ARGENTINA

The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera Mine of $3.1 million for the three months ended September 30, 2013, compared with earnings of $20.6 million for the same period of 2012.  Decrease in equity earnings was mainly due to lower revenues as a result of lower metal prices and lower sales volume of concentrate, gold and copper.

The Company received cash distributions of $8.8 million in the quarter ended September 30, 2013, compared with $nil cash distribution in the third quarter of 2012.

For the quarter, attributable production from Alumbrera was 9,634 ounces of gold and 7.1 million pounds of copper. This compares with attributable production of 13,633 ounces of gold and 10.4 million pounds of copper in the third quarter of 2012.

By-product cash costs per ounce of gold were negative $339 for the quarter ended September 30, 2013 compared with negative $2,254 per ounce for the same period in 2012. For the comparable period in 2012, by-product cash costs were lower due to the increase in copper sale credit as a result of the resumption of export sales by Alumbrera in the third quarter of 2012. Alumbrera suspended export sales during the second quarter of 2012 to comply with a resolution in respect of repatriation of net proceeds from export sales set forth by the Argentinean Government. Co-product cash costs per ounce for gold averaged $381 for the quarter ended September 30, 2013, compared with $282 per ounce for the same quarter of 2012. Co-product cash costs for copper averaged $2.45 per pound for the quarter ended September 30, 2013, compared with $1.92 per pound for the third quarter of 2012.

During the third quarter of 2013, the Company, GlencoreXstrata and Goldcorp agreed to an extension period of twelve months in which certain optimizations for a feasibility study would be undertaken with respect to the development of Agua Rica. An option payment payable by GlencoreXstrata and Goldcorp in 2013 was deferred to 2014 as part of this agreement, and in addition, the cap on the number of ounces of payable gold on which the deferred payments related to 65% of the payable gold production from Agua Rica would be made, which was originally set to a maximum of 2.3 million ounces, was removed.

ERNESTO/PAU-A-PIQUE, BRAZIL

Ernesto/Pau-a Pique was originally planned as a combination of an open-pit operation at Ernesto and an underground operation at Pau-a-Pique with a common plant.  A new plan has now been developed which continues to include an underground operation at Pau-a-Pique but now contemplates a near-to-surface underground operation at Ernesto.  While the production levels will be lower than originally planned, there will be a greater reliability of production and at reduced costs.  The Company continues to evaluate other opportunities including the various satellite open-pit deposits already identified that could further positively contribute to the operation.  Commissioning continued in the quarter from the underground Pau-a-Pique although with less ore from the open-pit Ernesto as the near surface underground  at Ernesto is developed.  Commissioning production is over 17,860 ounces for the nine months ended September 30, 2013 and quarterly production is expected to increase in the fourth quarter.

C1 SANTA LUZ, BRAZIL

Construction of the project was completed by the end of the first quarter. With all permits in place, the ramp-up is progressing as expected. Power is now provided through the newly completed power lines.

Commissioning production was 6,221 ounces of gold in the quarter.

PILAR, BRAZIL

First gold pour occurred on July 2, 2013. Commissioning has begun with completion of commissioning expected by the end of 2013. Underground development at Pilar continued to progress and reached a total length of more than 13,000 metres. The ore from Caiamar, a satellite deposit, is expected to be processed at Pilar with the higher grades offsetting the additional transportation costs.

Additionally, the Company has elected to take Maria Lazarus through the development cycle on an expedited basis given the exploration drilling results to date. The drilling program at Maria Lazarus is intended to increase and upgrade mineral resources. Various studies, including the hydrological availability study, the geomechanical study, the ramp study and a detailed topography survey, have been completed. The hydrogeological study is currently in progress.

Commissioning production was 4,880 ounces of gold in the quarter.

7.    CONSTRUCTION, DEVELOPMENT AND EXPLORATION

DEVELOPMENT

During the third quarter of 2013, all construction projects and all intermediate stage development projects were advancing towards planned start-up. The following summary highlights key updates from the significant construction and development projects of the Company since the end of the second quarter of 2013. Refer to Section 6 Operating Mines for discussion on construction projects.

Cerro Moro, Argentina

Cerro Moro currently hosts an indicated mineral resource of 1.95 million GEO and an inferred mineral resource of 490,000 GEO.

The Company has engaged in pre-development work by way of starting a production-ready decline targeting the largest of the known ore bodies, Escondida. The project remains on budget.

In addition to providing flexibility to advance the timeline for development, the production-ready decline would provide a platform for further exploration work and permit access to the ore body, providing greater certainty and knowledge of its physical properties and grade continuity.  Technical and trade-off studies have been completed which support continuation to a full feasibility study for the project that is currently underway.  This feasibility study will provide an update to the feasibility study previously filed which supports the already approved environmental impact assessment. Based on these studies, the feasibility study will consider a mine plan combining both open-pit (30%) and underground (70%) mining operations to sustain a process plant with a throughput rate of approximately 1,000 tonnes per day and an expected recovery of approximately 200,000 GEO per annum.  Work on the feasibility study is continuing and is expected to be completed sometime in 2014.  Definitive metallurgical test work, geotechnical and hydrology studies to support the final plant design are in progress. Depending on the outcome of the studies and subsequent construction decision, production should begin in 2016.

EXPLORATION

Exploration at Yamana continues to be a key to unlocking value at existing operations. The 2013 program will continue to focus on finding higher quality ounces, those with the greatest potential to most quickly generate cash flow allowing the Company to grow prudently and profitably.

The Company's exploration budget for 2013 is approximately $105 million and in the first nine months of the year approximately $84 million has been spent. Exploration will continue to focus on mineral resource discovery and development as well as mineral reserve growth at existing operations, development projects and on new discoveries to continue developing the Company's project pipeline. A total of 242,200 metres of drilling at 12 mines and projects has been completed to date as part of the 2013 exploration program.

Consistent with the Company’s margin reclamation initiatives and focus on ounces that can best contribute to cash flow, the Company has evaluated its exploration program and where prudent has reallocated funds to those programs delivering the most encouraging results.

The following is a summary of the exploration and evaluation expenditures for the current year and comparative years.

	For the three months ended		For the nine months ended
(In millions of Dollars)	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Exploration and evaluation capitalized (i)	$24.8	$18.7	$61.9	$66.5
Exploration and evaluation expensed (ii)	7.3	15.3	22.0	42.9
Total exploration and evaluation	$32.1	$34.0	$83.9	$109.4
______________________________

(i)
Capitalized exploration and evaluation costs are reflected in the condensed consolidated interim balance sheet, property, plant and equipment as part of the additions to mining property costs not subject to depreciation for near-mine exploration and tangible exploration and evaluation assets with probable future economic benefits.

(ii)	Expensed exploration and evaluation costs are reported in the condensed consolidated interim statements of operations.

The following summary highlights key updates from the exploration and development program at the Company since the exploration update provided on July 31, 2013.

Chapada, Brazil

The focus of the 2013 exploration program at Chapada has been on Corpo Sul with the goals to upgrade mineral resources to mineral reserves and to continue to expand the mineral resource base. During the quarter exploration activity included completion of the infill program at Corpo Sul and continuation of the near mine drill programs to explore and test the Hidrothermolito Sul, Suruca West, South Mundinho, Serra de Bom Jesus and Chapada Norte targets. Continued exploration success at Arco Sul, located 260 kilometres from Chapada, has led the Company to begin evaluating Arco Sul as an additional source of concentrate to be transported and processed along with concentrate from Chapada’s main operation. A total of 7,423 metres distributed in 84 holes were completed during the third quarter bringing the year to date total to 36,619 metres distributed in 233 holes.

Corpo Sul - Infill assay results received during the third quarter continue to support the expansion of the Corpo Sul mineral resource with above average grades and thicknesses being intercepted. The Company has updated the mineral resource models and initiated the mineral reserve estimation process.

Arco Sul - Arco Sul is a new discovery made in late 2010 located in Western Goias State, 260 kilometres southwest of Yamana's Chapada mine. It is characterized by a stockwork system in contact zone of subvolcanic intrusives and the neoproterozoic volcano-sedimentary basement. The 2013 exploration drill program was completed in the second quarter and final assays were received early in the third quarter. These results have been incorporated into the project geologic and block models for mineral resource estimation purposes.

Historic drill data previously generated was re-sampled during the first nine months of 2013 and sent for analysis. The newly generated 5,000 sample database compares favorably to the historic data which is now being incorporated into the project database and will be used in the mineral resource estimation process.

Ernesto/Pau-a-Pique, Brazil

The 2013 exploration goals at Ernesto/Pau-a-Pique are focused on extending the higher grade structural traps at the Ernesto, Japones and Lavrinha targets down plunge, developing the open pit and underground mineral zones and establishing links within the Lower, Middle, Upper and Bonus traps.

The 2013 budgeted exploration drill program finished during the third quarter with a total of 4,688 metres completed in 36 holes bringing the 2013 drill total to 13,980 metres completed in 95 holes. The 2013 exploration drill program has identified numerous narrow high grade intercepts in all the traps tested and most remain open along strike and to depth. Surface mapping and chip sampling of the Ponce de Lacerda structure discovered important potentially ore grade material which will be drill tested in early 2014. The Company will continue to map and sample this structure to the northwest and southeast.

Pilar, Brazil

Exploration drilling at Pilar was completed early in the third quarter bringing the year to date drill totals to 10,866 metres completed in 38 holes. A detailed drill program to define the geology and ore potential at the proposed Maria Lazarus portal and tunnel site completed 1,000 metres distributed in 13 holes during the quarter.

Maria Lazarus - The Maria Lazarus target is located 15 kilometres west of the Pilar mine in the Guarinos greenstone belt. Results from the drilling completed to date, confirm the mineral structures along the proposed decline trend. Ore from Maria Lazarus is expected to be processed at the Pilar plant in due course.

Caiamar - Geologic work during the quarter focused on mapping the underground exposures at Caiamar in an effort to better define high grade trends and better understand the geology and controls on mineralization. This information will be incorporated into the geologic model to help develop mineral resource estimation parameters. The exploration program's goals are to increase the scale of higher grade zones to contribute more in-situ ounces at higher grade. Ore from Caiamar is expected to be processed at the Pilar plant.

C1 Santa Luz, Brazil

The 27,000-metre drill program at C1 Santa Luz has the goal of infill drilling the deeper mineral zones for mineral resource reclassification and to extend these new zones along strike and to depth. At the Antes III satellite target, infill drilling is intended to upgrade the open pit mineral resources to mineral reserves. At the Gravata, Gravata Este, Aqua Dolce, Riacho do Carneiro and other near mine targets, the focus of drilling is to expand into new areas and add new ounces to the mineral resource inventory. During the first nine months of the year, 19,698 metres distributed in 58 holes were completed and assay results confirm that our goals are being met.

The continued exploration success at C1 Santa Luz indicates that the underground potential is growing beyond prior expectations. A new mineral resource in the C1 underground is expected at year end and is anticipated to show an increase after which the underground will be evaluated as a standalone project potentially changing the future production profile for the project by adding an underground operation to supplement the open pit operation.

Cerro Moro, Argentina

The focus of the 2013 exploration program is to develop and test new targets that are both within and outside of the known mineralized structural blocks. The 25,000 metre exploration program has completed 23,693 metres distributed in 113 drill holes during the first nine months of 2013. Based on the positive results of the drill program, additional funding from within the exploration budget was reallocated to continue the drill program into the fourth quarter to further test the Margarita, Patricia and Carlita targets.

Margarita - The Margarita vein was discovered in early 2013 and is the focus of continued exploration activity via step out and step back drilling to test strike and dip extents, respectively. The best mineralization found to date forms within flat lying portions of the structure immediately beneath volcanic contact. The mineral body is 600 metres along strike and up to 200 metres in dip extent.

Gualcamayo, Argentina

Exploration at Gualcamayo has a continued focus on drilling targets surrounding the Rodado and QDD Lower West (“QDDLW”) systems. A total of 11,886 metres distributed in 41 holes were completed during the first nine months of 2013. Due to positive results returned from drill holes testing the Rodado SW and beneath QDDLW, additional funding was reallocated to further testing of the Rodado SW mineral body which remains open along strike and at depth. This new sulfidic mineralization is being studied internally as potential feed for a sulfide treatment plant.

El Peñon, Chile

Surface and underground based drill testing of targets within the El Peñon mine area continued through the third quarter with 40,228 metres distributed in 128 holes completed, bringing the nine month drill totals to 63,818 metres completed in 203 holes. Targets tested include the Providencia system, the Borde Oeste north-south trend (new), the Aleste FW (footwall) structures, the Cerritos dome, Bonanza West and others. The best results have come from the Borde Este trend which has identified a new narrow high grade gold and silver structure that is currently traced for over 500 metres along strike and at Providencia HW3 (hanging wall) that is interpreted to extend for 200 metres along strike. Drilling will continue in the fourth quarter with mineral resource and mineral reserve replacement of production ounces expected.

Minera Florida, Chile

The Minera Florida exploration program has completed 19,282 metres distributed in 116 holes during the first nine months of 2013. Due to the positive results being achieved by the exploration program, funds were reallocated to cover the additional drill related costs. In the third quarter, the program focused on the targets surrounding the Mina Este area including the Lisset Vein, the Triangulo Mineralizado and the Tribuna-Victoria targets. The most encouraging results were received at the Lisset Vein indicating wide intercepts of high gold equivalent grades.

In the fourth quarter, exploration will be focused on drill testing of near-mine structural systems in the La Flor target.

8.    LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL COMMITMENTS

LIQUIDITY

In response to the current volatile gold price environment, the Company's focus is to contain costs in order to maximize available cash.

The following is a summary of liquidity and capital resources balances:

	As at
(in thousands of United States Dollars)	September 30, 2013	December 31, 2012
Cash	$232,125	$349,594
Trade and other receivables	$109,869	$175,297
Long-term debt	$1,084,352	$765,912
Working capital (i)	$173,543	$255,134
______________________________
(i)Working capital is defined as the excess of current assets over current liabilities.

Cash and cash equivalents as at September 30, 2013 of $232.1 million compared to $349.6 million as at December 31, 2012.  Cash and cash equivalents are comprised of cash at bank and bank term deposits. The sources and uses of cash and cash equivalent during the period are explained below.

Trade and other receivables at the end of the quarter were $109.9 million compared with $175.3 million as at December 31, 2012. Gold sales are made at spot prices and receivables are settled in less than a month. Copper concentrate sales are made in accordance with certain smelter off-take agreements whereby provisional payments of approximately 90% are received within one to four weeks after shipping. Final assays and payment related to these sales are received approximately two to three months thereafter.

Working capital was $173.5 million as at September 30, 2013, compared to $255.1 million as at December 31, 2012.

	For the three months ended
(In thousands of United States Dollars of inflows/(outflows))	September 30, 2013	September 30, 2012
Cash flows from operating activities	$99,078	$363,059
Cash flows generated from operations before changes in non-cash working capital items	$177,416	$285,696
Cash flows from financing activities	$(27,308)	$(42,678)
Cash flows used in investing activities	$(217,601)	$(619,134)

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operations after taking into effect changes in working capital items for the quarter ended September 30, 2013 were $99.1 million, compared to $363.1 million for the quarter ended September 30, 2012.

Changes in non-cash working capital items for the period ended September 30, 2013 were cash outflows of $78.3 million compared to inflows of $77.4 million for third quarter of 2012, mainly due to the unfavourable effect of the change of trade and other receivables related to Chapada concentrate receivables.

Cash flows generated from operations before changes in non-cash working capital items (a non-GAAP measure, see Section 13) were $177.4 million compared to $285.7 million in the same quarter for 2012 mainly due to lower earnings before tax.

CASH FLOWS FROM FINANCING ACTIVITIES

Cash flows from financing activities for the third quarter of 2013 were outflows of $27.3 million versus outflows of $42.7 million in the same quarter of 2012.  The lower cash outflows related to financing activities were mainly due the $49.8 million in the quarterly dividends paid at $0.065 per share in the third quarter of 2013 versus $0.055 per share in the third quarter of 2012 offset by $25.0 million proceeds drawn from the revolving facility.

CASH FLOWS USED IN INVESTING ACTIVITIES

Cash outflows for investing activities were outflows of $217.6 million for the quarter ended September 30, 2013, compared to cash outflows of $619.1 million for the quarter ended September 30, 2012. Lower cash outflows used in investing activities was a result of most of the construction activities being completed at the commissioning mines.

The following is a summary of capital expenditures including sustaining, expansionary and capitalized exploration and evaluation by mine, which represented the majority of the cash flows used in investing activities:

	For the three months ended		For the nine months ended
(in thousands of United States Dollars)	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
BRAZIL
Chapada	$20,532	$55,565	$67,068	$114,608
Jacobina	12,931	15,903	41,441	39,534
Fazenda Brasileiro	4,758	4,263	13,501	13,254
Ernesto/Pau-a-Pique (i)	11,564	38,952	68,624	100,277
C1 Santa Luz (i)	16,404	27,239	62,475	82,296
Pilar (i)	30,326	37,980	117,955	100,824
CHILE
El Peñón	33,022	28,341	102,013	79,156
Minera Florida	21,128	18,547	63,605	111,048
Jeronimo	258	1,708	1,376	5,839
ARGENTINA
Gualcamayo	32,862	27,731	115,693	77,792
Cerro Moro	13,517	372,959	35,841	372,959
Agua Rica	165	—	349	—
Suyai	—	—	1,159	—
MEXICO
Mercedes	9,800	9,042	39,013	39,784
CANADA & OTHER	10,823	10,804	28,737	31,117
Total capital expenditures	$218,090	$649,034	$758,850	$1,168,488

______________________________

(i)	Net of movement in accounts payable.

CAPITAL RESOURCES

In order to maintain or adjust its capital structure, the Company may issue shares or debt securities, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. As of October 25, 2013, the total number of shares outstanding were 752.9 million, the total number of stock options outstanding were 1.4 million, the total number of DSUs outstanding were 2.4 million and the total number of RSUs outstanding were 2.2 million.

During the quarter, the Company paid a quarterly dividend to $0.065 per share.  Total dividend payments in the quarter were $49.8 million, representing a 22% increase over the dividends payments of $40.9 million at $0.055 per share in the third quarter of 2012.

The following table summarizes the weighted average common shares and dilutive equity instruments outstanding as at September 30, 2013:

	Equity instruments outstanding as at	Dilutive equity instruments (i), three months ended	Dilutive equity instruments (i), nine months ended
(In thousands)	September 30, 2013	September 30, 2013	September 30, 2013
Common shares	752,406	752,918	752,596
Options	1,531	825	897
RSUs	2,155	73	136
DSUs	2,153	—	—
		753,816	753,629
______________________________

(i)
Total options excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the three- and six-month periods ended September 30, 2013 were 0.9 million and 0..8 million, respectively (three and nine months ended September 30, 2012 — 1.1 million and 1.1 million , respectively).

CONTRACTUAL COMMITMENTS

Day-to-day mining, expansionary and sustaining capital expenditures as well as administrative operations give rise to contracts requiring agreed upon future minimum payments. Management is of the view that such commitments will be sufficiently funded by current working capital, future operating cash flows and available credit facilities which provide access to additional funds.

As at September 30, 2013, the Company is contractually committed to the following:

(In thousands of United States Dollars)	Within 1 year	Between 1 to 3 years	Between 3 to 5 years	After 5 years	Total
Mine operating/construction and service contracts and other	$606,807	$405,274	$104,639	$6,955	$1,123,675
Long-term debt principal repayments (i)	—	15,000	73,500	1,006,500	1,095,000
Decommissioning, Restoration and Similar Liabilities (undiscounted)	11,360	24,848	26,340	396,794	459,342
	$618,167	$445,122	$204,479	$1,410,249	$2,678,017
______________________________

(i)	Excludes interest expense.

9.    INCOME TAXES

The Company recorded an income tax expense of $28.7 million for the quarter ($145.7 million expense for the third quarter of 2012). The income tax provision reflects a current income tax expense of $49.0 million ($46.8 million expense for the third quarter of 2012) and a deferred income tax recovery of $(20.4) million ($98.9 million expense for the third quarter of 2012). The expense reflects the current taxes incurred in the Company's Brazilian, Chilean and Mexican mines.

The Condensed Consolidated Interim Balance Sheet reflects recoverable tax installments in the amount of $61.9 million and an income tax liability of $41.5 million. Additionally, the balance sheet reflects a deferred tax asset of $85.1 million and a deferred tax liability of $2.1 billion.

The income tax provision is subject to a number of factors including the allocation of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange movements, changes in tax laws and the impact of specific transaction and assessments.  Due to the number of factors that can potentially impact the effective tax rate, it is expected that the Company's effective tax rate will fluctuate in future periods.

The Company has elected, under IFRS, to record foreign exchange related to deferred income tax assets and liabilities and interest and penalties in income tax expense, therefore, due to foreign exchange differences, the tax rate will fluctuate during the year with the change in the Brazilian Real, Argentinean Peso and Mexican Peso.

During the quarter the Brazilian Real and Argentinean Peso increased against the US Dollar. As a result for local purposes, a reduction of $2.4 million relating to unrealized foreign exchange loss was recorded in the deferred tax expense. The impact of these foreign exchange movements on taxes are non-cash and as such excluded from adjusted earnings. The adjusted tax rate for the third quarter of 2013 was 32.6% compared with an adjusted tax rate of 26.0% for the third quarter of 2012.

On September 19, 2013, a Tax Reform Bill was presented to the Congress of Mexico that contained significant tax rate changes.  The proposals maintained the current tax rate of 30% and introduced a new mining tax of 7.5% on taxable EBITDA.  On October 17, 2013, the House of Representatives voted in favour of the above-mentioned proposals. The bill will be debated in the Senate and voted on in the coming months.  It is expected that the final proposals will become law before the end of 2013, effective for January 1, 2014.  .  If the law is enacted as currently proposed, the Company's deferred tax liabilities in Mexico will increase by approximately $20 million in the fourth quarter of 2013. In addition, the bill also includes a new royalty of 0.5% on all sales. These amounts are deductible for income tax purposes which would bring the effective rate of the taxes to approximately 5.8% or approximately 3.8% on a net smelter royalty ("NSR") basis.

On September 23, 2013, Argentina's federal Income Tax Statute was amended to include a 10% income tax withholding on dividend distributions by Argentine corporations.

See Note 21 to the Condensed Consolidated Interim Financial Statements for a breakdown of the foreign exchange and interest and penalties charged to the income tax expense, and Section 12 - Economic trends, risks and uncertainties - foreign operations and political risks for additional information.

10.    ECONOMIC TRENDS, RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous inherent risks as a result of the nature of the business, global economic trends as well as local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

The Company assesses and minimizes these risks by adhering to its internal risk management protocols which include the application of high operating standards empowering individuals and establishing processes to be able to identify, assess, report and monitor risk at all levels of the organization. Through careful management and planning of its facilities, hiring qualified personnel and developing a skilled workforce through training and development programs, the Company is able to generate shareholder value in a safe, resilient and responsible manner.

Below is a summary of the principal risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the period ended December 31, 2012. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Commodity Risk

The mining industry is highly dependent on commodity prices which are the result of the economic interplay of supply and demand. The profitability of the Company is directly related to the market prices of gold and copper and to a lesser extent, silver. Market price fluctuations of these commodities could adversely affect profitability of the Company's operations and might lead to impairment of mineral properties. The market prices for the aforementioned commodities fluctuate widely and these fluctuations are caused by numerous factors beyond the Company's control. For example, the market price of gold may change for a variety of reasons, including:

•	the strength of the United States Dollar, in which the gold price trades internationally, relative to other currencies;

•	financial market expectations regarding the rate of inflation;

•	monetary policies announced, changed or implemented by central banks;

•	changes in the demand for gold, including the demand from the gold exchange traded fund ("ETF"), as an investment or as a result of leasing arrangements;

•	changes in the physical demand for gold used in jewelry;

•	changes in the supply of gold from production, divestment, scrap and hedging;

•	global or regional political or economic events, and

•	speculative positions taken by investors or traders in gold.

Gold Price Three-Year Trend (Bloomberg: USD per ounce of gold)

For the quarter ended September 30, 2013, spot gold prices averaged $1,330 per ounce, or 20% lower, compared with $1,655 per ounce in the third quarter of 2012. The average spot price for the nine months ended September 30, 2013 was $1,458 per ounce, a decline of 12% versus the average spot price for the first nine months of 2012.

Gold prices rebounded gradually from the June lows as the exchange traded fund (“ETF”) selling that pressured gold in the second quarter began to moderate and speculative short positions were reduced. Equity markets continued to perform well in the second quarter, which helped contain further upside movements in gold price. It is now widely expected that the United States Federal Reserve (“US Fed”) will begin to slow the pace of its quantitative easing programs (“QE”) in the coming months and this has been supportive of the US Dollar and contributed to the lower year-over-year gold price. The continued gradual improvement in the US economic outlook and the expectation that the US Fed will begin to slow their QE programs has created uncertainty as to how long the policies adopted may remain in place. The US Fed's QE programs have been supportive of gold prices, but with the prospect of slowing QE and a benign inflation outlook, investors have been reallocating gold ETF holdings to other investments. While the US Fed is likely to slow the pace of its QE programs, it will still be several quarters before an increase in the Fed Funds rate is considered. In general, global monetary policy continues to be easy and most governments are struggling with the fiscal situations they face and this should be supportive for gold over the longer term. Physical demand, particularly in China, continues to be robust and this has supported the market on pullbacks. At times, this demand has been so strong that it has caused physical prices to trade at abnormally high premiums compared to the gold futures market.

In spite of the positive signs with respect to the physical demand for gold, following the recent decline in gold prices, the Company has revised its production targets for future years to favour a lower cost structure. The Company is evaluating the producing mines whose all-in cost exceeds the Company's average cost structure. The objective is to pursue quality ounces with sustainable margins and maximize profitability and as such, in the short term the emphasis will be on reducing costs rather than maximizing production.

The Company has not hedged any of its gold sales.

Copper Price Three-Year Trend (Bloomberg: USD per pound of copper)

For the quarter ended September 30, 2013, spot copper prices averaged $3.21 per pound, representing a decrease of 8% compared with $3.50 per pound in 2012. The average spot price for the nine months ended September 30, 2013 was $3.35 per ounce, declined by 7% versus the average spot price for the first nine months of 2012.

Over the past few years copper prices have been driven by tight supply/demand fundamentals and steady appetite from emerging markets, mainly China. However, concerns about the sustainability of current economic growth levels in China, reduced investor demand and, more recently, the prospect of new mine supply have negatively impacted copper prices and have been the primary drivers of the year-over-year decline in price.

The Company periodically uses forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales.

Currency Risk

Conducting exploration, development and production operations in Latin America exposes the Company to currency risk. The Company’s revenues are denominated in United States Dollars (USD).  However, the Company’s operating expenses are incurred in United States Dollars, Brazilian Reais (BRL), Chilean Pesos (CLP), Argentine Pesos (ARG), Mexican Pesos (MXN) and to a lesser extent in Canadian Dollars (CAD). Accordingly, fluctuations in the exchange rates can significantly impact the results of operations.

The following summarizes the movement in key currencies vis-à-vis the United States Dollar:

Average and Period-end Market Exchange Rates

For the three months ended	Sep 30, 2013	Sep 30, 2012	Variance
Average Exchange Rate
USD-CAD	1.0383	1.0002	3.8%
USD-BRL	2.2868	2.0282	12.8%
USD-ARG	5.5832	4.5848	21.8%
USD-CLP	507.03	485.7174	4.4%
USD-MXN	12.897	13.247	-2.6%

For the nine months ended	Sep 30, 2013	Sep 30, 2012	Variance
Average Exchange Rate
USD-CAD	1.0235	1.0043	1.9%
USD-BRL	2.1197	1.9194	10.4%
USD-ARG	5.2841	4.4466	18.8%
USD-CLP	488.36	490.6087	-0.5%
USD-MXN	12.670	13.259	-4.4%

	Sep 30, 2013	Dec 31, 2012	Variance	Sep 30, 2012	Variance
Period-end Exchange Rate
USD-CAD	1.0309	0.9921	3.9%	0.9809	5.1%
USD-BRL	2.2170	2.0435	8.5%	2.0311	9.2%
USD-ARG	5.7915	4.9155	17.8%	4.6912	23.5%
USD-CLP	504.67	479.20	5.3%	471.2500	7.1%
USD-MXN	13.091	12.85	1.9%	12.827	2.1%

The Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. Currency contracts totaling 1.11 billion Reais at an average rate of 2.17 Reais to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2013 through to 2015.

The Company also entered into forward contracts to economically hedge against the risk of an increase in the value of the Mexican Pesos versus the United States Dollar. Currency contracts totaling 260.0 million Pesos at an average rate of 13.32 Pesos to the

United States Dollar have been designated against forecast Pesos denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2013 through to 2015.

The currency hedge has been accounted for as a cash flow hedge with the effective portion taken to other comprehensive income and the ineffective portion taken to income. Although the currency hedging program has provided additional cash flow over the years in excess of $100 million, the value of the program can become negative in a short period of time due to the volatility of foreign currency relative to the Dollar.

The following table summarizes the details of the currency hedging program as at September 30, 2013:

(Quantities in thousands)	Brazilian Real				Mexican Peso
Year of Settlement	Notional Amount	Weighted Average Contract Rate	Market rate as at Sep 30, 2013	Year of Settlement	Notional Amount	Weighted Average Contract Rate	Market rate as at Sep 30, 2013
2013	111,588	2.0969	2.2170	2013	39,000	13.3200	13.0914
2014	483,360	2.0677	2.2170	2014	156,000	13.3200	13.0914
2015	519,048	2.2828	2.2170	2015	65,000	13.3200	13.0914
	1,113,996	2.1658	2.2170		260,000	13.3200	13.0914

Interest Rate Risk

The Company is exposed to interest rate risk on its variable rate debt. Monetary policy by central banks in the countries in which the Company operates have maintained interest rates relatively low to avoid a relapse of the credit crisis and incentivize economic growth. At September 30, 2013, the Company’s long-term debt was carried at fixed rates, hence there is limited market risk arising from fluctuations in floating interest rate.

Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and trade and other receivables, credit risk is represented by the carrying amount on the balance sheet. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk through the implementation of its Capital Management Policy by spreading the maturity dates of derivatives over time, managing its capital expenditures and operation cash flows, and by maintaining adequate lines of credit.

Investment Risk

Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. Although the factors that affect investment risk are outside the Company’s control, the Company mitigates investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high quality investments.

Foreign Operations and Political Risk

The Company holds mining and exploration properties in Brazil, Argentina, Chile and Mexico exposing it to the socioeconomic conditions as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to, high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime and hostage taking which cannot be timely predicted and could have a material adverse effect on the Company’s operations and profitability. The governments in those countries are currently generally supportive of the mining industry but changes in government laws and regulations including taxation, royalties, the repatriation of profits, restrictions on production, export controls, changes in taxation policies, environmental and ecological compliance, expropriation of property and shifts in the political stability of the country could adversely affect the Company’s exploration, development and production initiatives in these countries.

In efforts to tighten capital flows and protect foreign exchange reserves, the Government of Argentina issued foreign exchange resolutions with respect to export revenues that resulted in a temporary suspension of export sales of concentrate at Alumbrera during the second quarter of 2012 as management evaluated how to comply with the new resolution. The Government of Argentina subsequently announced amendment to the foreign exchange resolution extending the time for exporters to repatriate net proceeds from export sales enabling Alumbrera to resume exports in July 2012. The Government of Argentina has also introduced certain protocols relating to the importation of goods and services and providing where possible for the substitution of Argentine produced goods and services. During 2012, Alumbrera was unable to obtain permission to repatriate dividends although certain accommodations have since been made to permit distribution of profits from Argentina. Discussion between the joint venture and the Argentine government on approval to remit dividends are ongoing. The Company continues to monitor developments and policies in all its jurisdictions and the impact thereof to its operations.

Brazil is in the process of reviewing the royalties on mining companies. The finalization of the royalty rates are subject to change during the review and approval process therefore the final rates are not determinable at this time. The magnitude of change in royalty rates might affect net earnings and cash flows from the Company's operations in Brazil.

In Mexico, a Tax Reform Bill was submitted to the Mexican congress regarding the decree to reform and add certain provisions to the Mining and Fiscal Coordination Laws. On October 17, 2013, the House of Representatives voted in favour of the above-mentioned proposals. It is expected that the final proposals will become law before the end of 2013, effective for January 1, 2014.  The proposal submitted through this bill focuses on creating an obligation for mining concession holders whose mines are currently in production, which consists of a compensation payment equal to 7.5% of the amount by applying the regular and other deductions allowed by the Income Tax Law (LISR) to the taxable revenues generated by the mining company, while excluding interest, taxes and amortization. In addition, the bill also includes a new royalty of 0.5% on all sales. These amounts are deductible for income tax purposes which would bring the effective rate of the taxes to approximately 5.8%. The Company has determined this to be approximately 3.8% on a net smelter royalty ("NSR") basis. The bill also proposes to double the payment of duties by hectare by differentiating nonproductive mining concessions. The finalization of the royalty rates are subject to change during the review and approval process therefore the final rates are not determinable at this time. The magnitude of new royalty rates might affect net earnings and cash flows from the Company's operations in Mexico.

On September 23, 2013, Argentina's federal Income Tax Statute was amended to include a 10% income tax withholding on dividend distributions by Argentine corporations.

Consistent with its risk management protocol, to mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Health, Safety and Environmental Risk

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. Yamana has rigorous procedures in place to manage health and safety protocols in order to reduce the risk of occurrence and the severity of any accident and is continually investing time and resources to enhance health and safety at all operations.

The Company’s operations are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which the Company operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, the Company may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. The Company mitigates this risk by performing certain reclamation activities concurrent with production.

Environmental liability may result from mining activities conducted by others prior to the Company’s ownership of a property. To the extent Yamana is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on the Company. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which may have a material adverse effect. The Company mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of its high operating standards as dictated by the Yamana management system.

The Company has insurance policies in place to cover accidents and business interruption and regularly monitors the adequacy of such policies.

Energy Risk

The Company consumes energy in mining activities, primarily in the form of diesel fuel, electricity and natural gas. As many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available. The Company manages this risk by means of long-term electricity agreements with local power authorities and inventory control process on consumables including fuel. Many of the mines have on-site generator sets as back-up to mitigate the anticipated and unanticipated interruptions from the energy providers. Furthermore, the Company’s operations are continually improved to reduce input costs and maximize output.

Nature and Climatic Condition Risk

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company's production and profitability. No assurances can be given that unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts and pit wall failures, will not occur in the future or that such events will be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company's control, such as severe weather and considerable rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company's projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company's results of operations and financial position.

11.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the Condensed Consolidated Interim Financial Statements of the Company.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into with the plaintiff. The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project. On August 22, 2008, the National Commercial Court No. 13 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment to the National Commercial Appeals Court. On May 22, 2013, the appellate court overturned the first-instance decision. The appellate court determined that the plaintiff was entitled to invest in the Alumbrera acquisition pari passu with Northern Orion, although weighted the chance of the plaintiff's participation at 15%. The matter was remanded to the first instance court to determine the value. On June 12, 2013, Northern Orion sought leave to appeal to the Supreme Court of Argentina. Pending the decision of the Supreme Court, Northern Orion will make submissions to the first instance court to address value. The outcome of this case is uncertain.

In December 2012, the Company received an assessment from the Brazilian federal tax authorities disallowing certain deductions relating to debentures for the periods 2007-2010. The Company believes these debentures were issued on commercial terms permitted under applicable laws and as such, the Company believes that the assessment has no merit and is challenging same.

12.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 5 to the Company's annual consolidated financial statements for the year ended December 31, 2012, respectively, and the significant accounting policies applied in Note 3 to the condensed consolidated interim financial statements for the three and nine months ended September 30, 2013.

In preparing the consolidated financial statements in accordance with the IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company's consolidated financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgements and key sources of estimation uncertainty in the application of accounting policies during the three and nine months ended September 30, 2013 were the same as those disclosed in Note 4 to the Company's annual consolidated financial statements for the year ended December 31, 2012.

13.    NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its condensed consolidated interim financial statements, which are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CASH COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operations. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The Company’s business model is focused on the production and sale of precious metals - gold and silver, which accounts for a significant portion of the Company's total revenue generated. The emphasis on precious metals therefore entails the necessity to provide investors with cash costs information that is relevant to their evaluation of the Company’s ability to generate earnings and cash flows for use in investing and other activities. Cash costs are computed on a co-product, by-product, all-in sustaining co-product and all-in sustaining by-product basis. Cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs.

Cash costs per gold equivalent ounce on a by-product basis is calculated by applying zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. These costs are then divided by gold equivalent ounces produced. Gold equivalent ounces are determined by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production.

 Effective 2013, the Company is adopting an all-in sustaining cash costs measure, which seeks to represent total sustaining expenditures of producing gold equivalent ounces from current operations, based on by-product and co-product cash costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation and exploration and evaluation expense. All-in sustaining by-product cash costs reflects by-product copper revenue credits and 100% of the aforementioned cost components. All-in sustaining co-product cash costs reflects allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold or copper production activities.

As such, it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, our calculation of all-in sustaining cash costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. This performance measure has no standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Per Gold Equivalent Ounce (“GEO”)

Silver production is treated as a gold equivalent. GEO calculations are based on an average historical silver to gold price ratio (50:1) which is used and presented for comparative purposes only.

The following tables provide a reconciliation of cost of sales per the condensed consolidated interim financial statements to (i) By-product cash costs per GEO, (ii) Co-product cash costs per GEO, (iii) Co-product cash costs per pound of copper, (iv) All-in sustaining by-product cash costs per GEO, and (v) All-in sustaining co-product cash costs per GEO.

(i)    Reconciliation of Cost of Sales per the condensed consolidated interim financial statements to by-product cash costs per GEO:

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended September 30,	2013	2012	2013	2012
Cost of sales (i)	$213,722	$231,660	$769	$785
Adjustments:
Chapada treatment and refining costs related to gold and copper	9,076	8,430	33	29
Inventory movements and adjustments	314	(18,161)	1	(62)
Commercial, overseas freight and other costs	(6,853)	(7,731)	(25)	(26)
Chapada copper revenue including copper pricing adjustment	(107,787)	(121,427)	(388)	(411)
Total GEO by-product cash costs (excluding Alumbrera)	$108,472	$92,771	$390	$315
Minera Alumbrera (12.5% interest) by-product cash costs	(2,815)	(30,728)	(339)	(2,254)
Total GEO by-product cash costs (i)	$105,657	$(62,043)	$365	$201
Commercial GEO produced excluding Alumbrera	279,542	294,996
Commercial GEO produced including Alumbrera	289,176	308,629

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the nine months ended September 30,	2013	2012	2013	2012
Cost of sales (i) (ii)	$661,929	$624,526	$791	$751
Adjustments:
Chapada treatment and refining costs related to gold and copper	25,163	21,198	30	25
Inventory movements and adjustments	(14,513)	(22,732)	(17)	(27)
Commercial, overseas freight and other costs	(22,742)	(20,551)	(27)	(25)
Chapada copper revenue including copper pricing adjustment	(290,304)	(358,760)	(347)	(431)
Total GEO by-product cash costs (excluding Alumbrera)	$359,533	$243,681	$430	$293
Minera Alumbrera (12.5% interest) by-product cash costs	(6,906)	(33,769)	(248)	(956)
Total GEO by-product cash costs (ii)	$352,627	$209,912	$408	$242
Commercial GEO produced excluding Alumbrera	836,332	831,892
Commercial GEO produced including Alumbrera	864,171	867,201
______________________________

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(ii)    Reconciliation of cost of sales per the condensed consolidated interim financial statements to co-product cash costs per GEO:

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended September 30,	2013	2012	2013	2012
Cost of sales (i) (iii)	$213,722	$231,660	$765	$785
Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(46,307)	(47,115)	(166)	(160)
Treatment and refining costs (“TCRC”) related to Chapada gold	1,356	1,379	5	5
Inventory movements and adjustments	314	(18,161)	1	(62)
Commercial, overseas freight and other costs	(6,853)	(7,731)	(25)	(26)
Total GEO co-product cash costs (excluding Alumbrera)	$162,232	$160,032	$580	$542
Minera Alumbrera (12.5% interest) GEO cash costs	3,674	3,843	381	282
Total GEO co-product cash costs (iii)	$165,906	$163,875	$574	$531
Commercial GEO produced excluding Alumbrera	279,542	294,996
Commercial GEO produced including Alumbrera	289,176	308,629

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the nine months ended September 30,	2013	2012	2013	2012
Cost of sales (i) (iii)	$661,929	$624,526	$791	$751
Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(138,430)	(136,140)	(166)	(164)
Treatment and refining costs (“TCRC”) related to Chapada gold	3,536	3,371	4	4
Inventory movements and adjustments	(14,513)	(22,732)	(17)	(27)
Commercial, overseas freight and other costs	(22,742)	(20,551)	(27)	(25)
Total GEO co-product cash costs (excluding Alumbrera)	$489,780	$448,474	$585	$539
Minera Alumbrera (12.5% interest) GEO cash costs	10,711	10,483	385	297
Total GEO co-product cash costs (iii)	$500,491	$458,957	$579	$529
Commercial GEO produced excluding Alumbrera	836,332	831,892
Commercial GEO produced including Alumbrera	864,171	867,201
_____________________________

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold. TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(iii)    Reconciliation of cost of sales per the condensed consolidated interim financial statements to co-product cash costs per pound of copper:

Copper	In thousands of United States Dollars		United States Dollars per pound of copper
For the three months ended September 30,	2013	2012	2013	2012
Cost of sales (i) (iii)	$213,722	$231,660	$5.81	$5.88
Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	(160,875)	(158,653)	(4.37)	4.03
Treatment and refining costs (“TCRC”) related to Chapada copper	8,164	7,051	0.22	0.18
Inventory movements and adjustments	314	(18,161)	0.01	(0.45)
Commercial, overseas freight and other costs	(6,853)	(7,731)	(0.19)	(0.20)
Total copper co-product cash costs (excluding Alumbrera)	$54,472	$54,166	$1.48	$1.38
Minera Alumbrera (12.5% interest) copper cash costs	17,545	19,937	2.45	1.92
Total copper co-product cash costs (iii)	$72,017	$74,103	$1.64	$1.49
Commercial copper produced excluding Alumbrera (millions of lbs)	36.8	39.4
Commercial copper produced including Alumbrera (millions of lbs)	43.9	49.8

Copper	In thousands of United States Dollars		United States Dollars per pound of copper
For the nine months ended September 30,	2013	2012	2013	2012
Cost of sales (i) (iii)	$661,929	$624,526	$7.02	$5.67
Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	(486,256)	(445,103)	(5.16)	4.03
Treatment and refining costs (“TCRC”) related to Chapada copper	21,074	17,827	0.22	0.16
Inventory movements and adjustments	(14,513)	(22,732)	(0.15)	0.21
Commercial, overseas freight and other costs	(22,742)	20,551	(0.24)	0.19
Total copper co-product cash costs (excluding Alumbrera)	$159,492	$153,967	$1.69	$1.40
Minera Alumbrera (12.5% interest) copper cash costs	49,848	49,617	2.42	1.71
Total copper co-product cash costs (iii)	$209,340	$203,584	$1.82	$1.46
Commercial copper produced excluding Alumbrera (millions of lbs)	94.3	110.1
Commercial copper produced including Alumbrera (millions of lbs)	114.9	139.0
______________________________

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold. TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(iv)    All-in sustaining cash costs per GEO on a by-product basis:

GEO	In thousands of United States Dollars		United States Dollars per GEO
For the periods ended September 30, 2013	Three months	Nine months	Three months	Nine months
Total GEO by-product cash costs (i)	105,657	352,627	$365	$408
General and administrative, excluding share-based compensation (ii)	25,363	87,625	88	101
Sustaining capital expenditures (ii)	73,039	258,473	252	299
Exploration and evaluation expense (ii)	7,151	21,803	25	26
Total all-in sustaining by-product cash costs per GEO	211,210	720,528	$730	$834
Commercial GEO produced including Alumbrera	289,176	864,171
___________

(i)	Chapada copper revenue credits reflected in GEO by-product cash costs.

(ii)	100% of the cost component is included.

(v)    All-in sustaining cash costs per GEO on a co-product basis:

GEO	In thousands of United States Dollars		United States Dollars per GEO
For the periods ended September 30, 2013	Three months	Nine months	Three months	Nine months
Total GEO co-product cash costs	165,906	500,491	$574	$579
General and administrative, excluding share-based compensation (i)	20,429	69,918	71	81
Sustaining capital expenditures (ii)	63,953	230,617	221	267
Exploration and evaluation expense (i)	6,405	20,268	22	23
Total all-in sustaining co-product cash costs per GEO	256,693	821,294	$888	$950
Commercial GEO produced including Alumbrera	289,176	864,171
___________

(i)
Chapada's general and administrative ("G&A") expense and exploration expense are allocated 20% to gold and 80% to copper, reflecting costs incurred on the related activities at Chapada. G&A and exploration expenses of all other operations are allocated 80% to gold and 20% to copper based on the relative proportions of consolidated revenues from gold and copper sales.

(ii)
Chapada's sustaining capital expenditures are allocated 20% to gold and 80% to copper, reflecting costs incurred on the related activities at Chapada. Sustaining capital expenditures of all other operations are allocated 100% to gold.

.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses and reversals, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on share-purchase warrants, (h) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. Reconciliation of Adjusted Earnings to net earnings is provided in Section 5.1, Overview of Financial Results for the three and nine months ended September 30, 2013.

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Gross margin - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization.

•	Mine operating earnings - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

•	Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.

•
Cash flows generated from operations before changes in non-cash working capital — excludes the non-cash movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), Cash flows generated from operations before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

14.    SELECTED QUARTERLY FINANCIAL AND OPERATING SUMMARY

	September 30,	June 30,	March 31,	December 31,
(In thousands of United States Dollars, unless otherwise noted)	2013	2013	2013	2012
Financial results
Revenues (i)	$456,675	$430,471	$534,873	$629,505
Mine operating earnings	$144,010	$118,646	$208,009	$322,082
Net earnings	$43,450	$(7,898)	$102,096	$169,161
Adjusted earnings (ii)	$69,530	$50,181	$116,980	$197,368
Cash flows from operating activities	$99,078	$195,418	$173,801	$367,881
Cash flows generated from operations before changes in non-cash working capital items (ii)	$177,416	$150,918	$214,219	$298,064
Cash flows to investing activities	$(217,601)	$(300,368)	$(275,452)	$(375,544)
Cash flows from (to) financing activities	$(27,308)	$150,089	$94,350	$(44,467)
Per share financial results
Earnings per share
Basic	$0.06	$(0.01)	$0.14	$0.23
Diluted	$0.06	$(0.01)	$0.14	$0.22
Adjusted earnings per share (ii)
Basic and diluted	$0.09	$0.07	$0.16	$0.26
Financial position
Cash and cash equivalents	$232,125	$379,817	$342,596	$349,594
Total assets	$12,026,181	$11,960,854	$11,806,864	$11,800,163
Total long-term liabilities	$3,589,579	$3,593,059	$3,269,266	$3,269,266
Production
Commercial GEO produced (iii)	289,176	287,791	287,203	321,716
Commissioning GEO produced (iii)(iv)	17,758	7,754	4,109	1,274
Total GEO produced (iii)	306,934	295,545	291,312	322,990
By-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$365	$476	$383	$198
Co-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$574	$577	$587	$517
Chapada concentrate production (tonnes)	67,315	55,511	49,591	72,518
Chapada copper contained in concentrate production (millions of pounds)	36.8	30.1	27.4	40.5
Chapada co-product cash costs per pound of copper	$1.48	$1.76	$1.90	$1.38
Alumbrera (12.5% interest) attributable concentrate production (tonnes)	13,179	13,129	11,260	14,669
Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of pounds)	7.1	7.2	6.3	8.5
Alumbrera co-product cash costs per pound of copper (ii)	2.45	2.40	2.40	2.15

Gold Equivalent Ounces Breakdown
Total gold ounces produced	263,830	257,608	248,239	276,373
Total silver ounces produced (millions of ounces)	2.2	1.9	2.2	2.3
Sales
Total GEO sales (iii)	297,225	278,909	292,039	317,615
Total gold sales (ounces)	254,062	242,416	248,766	272,524
Total silver sales (millions of ounces)	2.2	1.8	2.2	2.3
Total gold sales, excluding Alumbrera (ounces)	243,385	234,370	241,259	258,978
Chapada concentrate sales (tonnes)	68,512	50,728	55,826	69,589
Chapada payable copper contained in concentrate sales (millions of pounds)	35.7	26.7	29.1	37.3
Average realized gold price per ounce (i)	$1,332	$1,385	$1,620	$1,692
Average realized copper price per pound (i)	$3.13	$3.05	$3.58	$3.54
Average realized silver price per ounce (i)	$21.45	$22.55	$29.81	$31.37

	September 30,	June 30,	March 31,	December 31,
(in thousands of United States Dollars)	2012	2012	2012	2011
Financial results
Revenues (i)	$611,807	$535,705	$559,745	$568,754
Mine operating earnings	$279,158	$239,896	$280,134	$296,759
Net earnings	$59,965	$42,913	$170,025	$89,599
Adjusted earnings (ii)	$177,588	$134,887	$184,306	$184,242
Cash flows from operating activities	$363,059	$139,213	$287,902	$338,850
Cash flows generated from operations before changes in non-cash working capital items (ii)	$285,696	$240,767	$220,417	$320,434
Cash flows to investing activities	$(619,134)	$(247,177)	$(256,173)	$(315,505)
Cash flows (to) from financing activities	$(42,678)	$(48,636)	$282,181	$(38,415)
Per share financial results
Earnings per share
Basic and diluted	$0.08	$0.06	$0.23	$0.12
Adjusted earnings per share (ii)
Basic and diluted	$0.24	$0.18	$0.25	$0.25
Financial position
Cash and cash equivalents	$400,419	$698,884	$867,577	$550,438
Total assets	$11,495,917	$11,190,392	$11,238,213	$10,769,940
Total long-term liabilities	$3,248,086	$3,150,730	$3,117,393	$2,783,786
Production
Commercial GEO produced (iii)	308,629	288,700	269,873	268,480
Commissioning GEO produced (iii) (iv)	1,861	—	8,959	8,438
Total GEO produced (iii)	310,490	288,700	278,832	276,918
By-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$201	$244	$292	$174
Co-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$531	$536	$518	$486
Chapada concentrate production (tonnes)	70,151	71,801	53,665	81,396
Chapada copper contained in concentrate production (millions of pounds)	39.4	40.4	30.3	45.4
Chapada co-product cash costs per pound of copper	$1.38	$1.34	$1.51	$1.20
Alumbrera (12.5% interest) attributable concentrate production (tonnes)	17,830	18,492	14,149	10,691
Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of pounds)	10.4	10.5	8.0	6.2
Alumbrera co-product cash costs per pound of copper (ii)	1.92	1.41	1.85	2.59
Gold Equivalent Ounces Breakdown
Total gold ounces produced	266,374	242,692	234,532	231,670
Total silver ounces produced (millions of ounces)	2.2	2.3	2.2	2.3
Sales
Total GEO sales (iii)	315,972	271,683	281,721	272,491
Total gold sales (ounces)	271,380	226,521	236,990	228,539
Total Silver sales (millions of ounces)	2.2	2.3	2.2	2.2
Total gold sales, excluding Alumbrera (ounces)	252,814	223,279	228,763	218,830
Chapada concentrate sales (tonnes)	69,694	71,656	52,765	81,436
Chapada payable copper contained in concentrate sales (millions of pounds)	37.1	37.4	27.3	43.6
Average realized gold price per ounce (i)	$1,680	$1,605	$1,696	$1,670
Average realized copper price per pound (i)	$3.54	$3.60	$3.73	$3.36
Average realized silver price per ounce (i)	$30.76	$26.93	$32.94	$31.29
______________________________

(i)	Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis of Operations and Financial Condition.

(iii)	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1.

(iv)
Including commissioning GEO from Mercedes (Q4 2011 to Q1 2012), Minera Florida's tailings retreatment project (Q3 2012 to Q4, 2012), Ernesto/Pau-a-Pique (since Q4 2012), C1 Santa Luz (since Q2 2013) and Pilar (since Q3 2013).

15.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•
providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended September 30, 2013, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between September 30, 2013 and December 31, 2012 and results of operations for the periods ended September 30, 2013 and September 30, 2012.

This Management’s Discussion and Analysis has been prepared as of October 29, 2013. The condensed consolidated interim financial statements prepared in accordance with IFRS as issued by the IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the annual audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2012 (collectively the “Financial Statements”). You are encouraged to review the financial statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2012 and the most recent Annual Information Form for the year ended December 31, 2012 on file with the Securities Commissions of all of the provinces in Canada, which are included in the 2012 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the expected production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to non-core mine disposition, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed for the year ended December 31, 2012 with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F for the year ended December 31, 2012 filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2012 and other continuous disclosure documents filed by the Company since January 1, 2013 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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